ANNUAL REPORT

OF

PYTHEAS ENERGY INC.



FOR THE FISCAL YEAR ENDED DECEMBER 31, 2024

Address for Notices and Inquiries:	With a Copy of Notices to:
Pytheas Energy Inc. **Josh Zuker** **Chief Executive Officer** 19505 Biscayne Blvd, #2350, Aventura, Fl 33108 620-320-3200 joshz@pytheasenergy.com	**Bevilacqua PLLC** **Louis A. Bevilacqua, Esq.** 1050 Connecticut Ave., NW, Suite 500 Washington, DC 20036 202.869.0888 lou@bevilacquapllc.com

This Annual Report on Form C-AR (the "Annual Report") is being furnished by Pytheas Energy Inc., a Nevada corporation (the "Company," "we," "us," or "our"), to provide certain information regarding the offering of our common stock pursuant to Rule 4(a)(6) of the Securities Act of 1933, as amended (the "Securities Act"), and Regulation Crowdfunding thereunder, during the fiscal year ended December 31, 2024. A copy of this report is available on our website at www.pytheasenergy.com.

This Annual Report is filed in connection with our offering of up to 8,196,721 shares of common stock, par value $0.0001 per share ("Common Stock"), at a price of $0.61 per share, conducted pursuant to Regulation Crowdfunding and our Offering Statement on Form C, as amended (the "Offering Statement"). The Offering Statement was originally filed with the U.S. Securities and Exchange Commission ("SEC") on March 13, 2024. We refer to this offering as the 2024-2025 Reg CF Offering. The 2024-2025 Reg CF Offering concluded on March 12, 2025, the date of our final closing. In total, we issued 7,324,401 shares of Common Stock, generating gross proceeds of $4,467,884.85. The 2024-2025 Reg CF Offering was conducted through Equifund Crowd Funding Portal Inc. (the "Intermediary"), a funding portal registered with the SEC and the Financial Industry Regulatory Authority ("FINRA"), via its crowdfunding platform available at www.equifund.com and its subdomains (the "Platform").

You should note that our securities have not been recommended or approved by the SEC or any state securities commission or regulatory authority, and no such regulatory authority or commission has passed upon the accuracy or adequacy of this Annual Report and the information presented herein. You should assume that the information provided herein is accurate only as of the date hereof, regardless of the time of delivery hereof, because our business, financial condition, results of operations, and prospects may have changed since that date. Further, you should note that statements contained herein as to the content of any agreement or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. You should also note that there are risks associated with our business, including the risks resulting from the fact that there is no readily available market for the resale of our shares. See "Risk Factors" beginning on page 15 for more information. We may terminate our reporting obligations under Regulation Crowdfunding in the future in accordance with Rule 202(b) thereof, so long as (i) we are being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, (ii) we have filed at least one annual report and have fewer than 300 holders of record, (iii) we have filed annual reports for three years pursuant and have assets equal to or less than $10,000,000, or (iv) all the securities sold in our offering under Regulation Crowdfunding are being repurchased by the Company or a third-party, or (v) we are liquidated or dissolved.

The date of this Annual Report is April 30, 2025

TABLE OF CONTENTS

TABLE OF EXHIBITS

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements that are based on our management's beliefs and assumptions and on information currently available to us. Specifically, all statements other than statements of historical facts are forward-looking statements. These forward-looking statements relate to future events or to our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Forward-looking statements include, but are not limited to, statements about our goals and strategies, our future business development, financial condition and results of operations, our ability to secure additional funding necessary for the expansion of our business, the growth of and competition trends in our industry, our expectations regarding the popularity, demand for, and market acceptance of, our products and of our services, our ability to maintain strong relationships with our customers, clients and service suppliers, our ability and third parties' abilities to protect intellectual property rights, if any, our expectation regarding the use of proceeds from the offering to which this Annual Report relates, fluctuations in general economic and business conditions in the markets in which we operate, and relevant government policies and regulations relating to our industry.

In some cases, you can identify forward-looking statements by terms such as "may", "could", "will", "should", "would", "expect", "plan", "intend", "anticipate", "believe", "estimate", "predict", "potential", "project", or "continue" or the negative of these terms or other comparable terminology. You should note that these statements are only predictions. You should not place undue reliance on forward-looking statements because they involve known and unknown risks, uncertainties and other factors which are, in some cases, beyond our control and which could materially affect results. Factors that may cause actual results to differ materially from current expectations include, among other things, those listed under the heading "*Risk Factors*" and elsewhere in this Annual Report. If one or more of these risks or uncertainties occur, or if our underlying assumptions prove to be incorrect, actual events or results may vary significantly from those implied or projected by the forward-looking statements. None of the forward-looking statements contained herein is a guarantee of future performance.

In addition, statements that "we believe" and similar phrases reflect our beliefs and opinions on the relevant subject. Such statements are based upon information available to us as of the date of this Annual Report, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely upon these statements. You should read this Annual Report and the documents that we reference herein and have filed as exhibits hereto with the understanding that our actual future results, levels of activity, performance and achievements may be materially different from what we expect and have stated herein As such, we qualify all of our forward-looking statements by these cautionary statements.

629786.7

OUR BUSINESS

Pytheas Energy Inc., a corporation formed under the laws of Nevada on February 15, 2024, is a dynamic oil & gas firm dedicated to the exploration, development, acquisition, and eventual sale of oil and natural gas ("O&G") producing assets. To optimize returns to our investors, Pytheas Energy's "Acquisition Strategy" focuses on (i) non-core O&G assets that we can acquire at a discount from medium to large international companies and (ii) O&G assets we can acquire at a discount from small, independent exploration and production companies that lack the funds necessary to comply with growing regulatory compliance costs. After identifying assets that fit our Acquisition Strategy by way of our industry know-how and proprietary, artificial intelligence ("AI") enabled O&G asset identification technology, and acquiring such assets, we intend to rehabilitate those assets with the objective of increasing revenue generation and valuation for investors. The firm is committed to responsible investment practices and aims to optimize returns for its investors while upholding the highest standards of environmental and social responsibility.

Our Corporate History

Pytheas Energy Inc. is a Nevada corporation formed on February 15, 2024, to conduct an O&G exploration and production business. The Company has two wholly-owned subsidiaries and one minority-owned subsidiary.

The Company's first wholly owned subsidiary is Pytheas Bakken SPV LLC, a Delaware limited liability company (the "Bakken SPV") formed on February 13, 2024, to acquire an O&G asset located in the Bakken Region of North Dakota. See "*Business—Our Oil and Natural Gas Assets—Bakken Asset*" for more information. The Company owns all of the membership interests of Bakken SPV.

The Company's second wholly owned subsidiary is Pytheas MR SPV LLC, a Delaware limited liability company (the "MR SPV") formed on March 11, 2024, for the purpose of acquiring a certain O&G asset located in the Minerva-Rockdale oil field of Milam County, Texas. See "*Business – Our Oil and Natural Gas Assets – Minerva-Rockdale Asset*" for more information. The Company owns all of the membership interests of MR SPV.

The Company's third wholly owned subsidiary is Pytheas Mojo SPV LLC, a Wyoming limited liability company ("Mojo SPV") formed on March 26, 2025, for the purpose of acquiring MOJO Exploration & Production, LLC, a Texas limited liability company that is the operator of certain of our O&G Assets. See "*Business – Our Oil and Natural Gas Assets – Mojo Exploration and Production, LLC*" for more information

The Company's minority-owned subsidiary is Andrews Crane SPVI, LLC, a Wyoming limited liability company (the "AC SPV") formed on December 8, 2023, to acquire an O&G asset located in the Permian Basin of West Texas. The Andrews Crane asset was sold on January 9, 2025. See "*Business—Asset Dispositions*" for more information.

Our Oil and Natural Gas Assets

Each of our O&G assets is similar in character and consists of one or more types of property or ownership rights, such as leasehold positions, lease options, working interests in leases, partnership or limited liability company interests, corporate equity interests, or other mineral rights. Because each property consists of a bundle of property or ownership rights that may or may not include a working interest in the project, our stated interest in an O&G asset simply represents our proportional ownership in the bundle of property or ownership rights that constitute each O&G Asset.

While we prefer to own our O&G assets outright, we may not be able to obtain full ownership of each of the O&G assets we target for acquisition. As such, we expect to share ownership of some of our O&G assets with other industry participants.

Bakken Asset

Our second O&G asset, which we acquired on March 11, 2024, from EuroPac Energy III, LLC, a Delaware limited liability company ("EPE III"), and EuroPac Energy IV, LLC, a Delaware limited liability company ("EPE IV"), is a 12% non-operating working interest in 19 wells in the Bakken Region, the source of more than 10% of all oil produced in the US (the "Bakken Asset"). The Bakken Asset is held by Pytheas Bakken SPV, LLC, a Delaware limited liability company and our wholly-owned subsidiary ("Bakken SPV"). All of our operations with respect to the Bakken Asset are conducted through Bakken SPV, including field operations, engineering, geology, seismic processing, and the sale of oil and gas.

The Bakken Asset has a fair market value of approximately $2 million and generates an ongoing revenue stream of approximately $450,000 per year via the production of approximately 7250 barrels of oil equivalent ("BOE") per year, or 19 BPD. We identified the Bakken Asset as having a motivated seller seeking a buyer for the asset. As such, we were able to acquire a non-operating interest in the Bakken Asset at a discount with the aim of increasing the Company's value. We believe that the prior aim, along with the cash flow from existing production at the Bakken Asset, provides measurable financial benefits to the Company, its shareholders, and prospective investors.

A Mutual Agreement and Release was negotiated, pending final execution, to be effective as of March 26, 2025, that sets forth the principal terms of agreement between the Company, Bakken SPV, EPE III, EPE IV, Mirada Energy, LLC, a Colorado limited liability company ("Mirada"), and Great Barrier Energy, LLC, a Colorado limited liability company. In the Agreement Bakken SPV acknowledges the sale and transfer of the portion of the Bakken Asset transferred to the Company by EPE III to Mirada in exchange for payment of $173,724.94, effective June 14, 2024.

Minerva-Rockdale Asset

On March 13, 2024, we entered into a contribution agreement with MR Oil & Gas, Inc., a Nevada corporation ("MR Oil & Gas"), and Pytheas MR SPV LLC, a Delaware limited liability company, and our wholly owned subsidiary ("MR SPV"), whereby MR Oil & Gas will transfer ownership of an approximately 50% non-operating working interest in approximately 488 wells located in the Minerva-Rockdale oil field (the "MR Asset") to MR SPV in exchange for the Company's issuance of 15,000,000 shares of common stock to the MR Oil & Gas shareholders on a pro-rata basis according to their MR Oil & Gas shareholdings. At the time of filing, the only outstanding condition to the closing of such MR Asset contribution agreement was MR Oil & Gas's obligation to execute any and all assignment, assumption, bill of sale, and conveyance agreements necessary to transfer ownership of the MR Asset to MR SPV, in a form reasonably satisfactory to the Company (the "Assignment Condition"). All of our operations with respect to the MR Asset will be conducted through MR SPV, including field operations, engineering, geology, seismic processing, and the sale of oil and gas.

Thereafter, on April 17, 2024, the Company, MR SPV, and MR Oil & Gas closed on the MR Asset contribution upon the execution of a certain assignment, conveyance, and bill of sale agreement dated as of the same date (the "Master Assignment"), in satisfaction of the Assignment Condition, and the issuance of 15,000,000 shares of the Company's common stock to the shareholders of MR Oil & Gas. The Master Assignment contains a requirement that MR Oil & Gas, as the assignor, (i) execute and deliver any and all documents and instruments of transfer, assignment, assumption, or novation, file any such documents and instruments with any governmental authorities, as applicable, and perform such other acts as may be necessary or expedient to further the purposes the MR Asset contribution agreement and, the Master Assignment, and the transactions contemplated thereby and thereunder with respect to the assignments of the individual wells which make up the MR Asset.

North Pasture Development

In the third and fourth quarters of 2024, Pytheas Energy, through its subsidiary Mojo Operating, entered into a subcontracted operating agreement with Winchester Oil and Gas, the designated P5 operator for the Koonsen Lease, a key component of the MR Asset. During this period, we conducted extensive workover, rehabilitation, surface, tank battery, downhole stimulation, oil recovery, and monitoring activities. These efforts were executed as part of the initial proof of concept outlined in the company's regulatory compliance framework, aimed at validating operational efficiency and production potential in the North Pasture development.

We believe that these proof of concept activities yielded exceptional results, with our efforts resulting in more than double the historical production of the wells associated with the Koonsen Lease. Specifically, according to internal metrics, production with respect to certain wells increased by four to eight times historical levels, resulting in the recovery of 1,100 barrels of crude oil, currently stored in on-site tank batteries pending final regulatory approval from the Railroad Commission. The estimated net value of this oil is approximately $55,000. We believe these achievements underscore our operational capabilities and strategic focus on maximizing asset value, and positions our company for continued growth in the North Pasture and broader MR acquisition portfolio. See "—*Our Oil and Natural Gas Assets— Mojo Exploration & Production—MR Asset and Koonsen Lease Operations*" for more information.

MOJO Exploration & Production, LLC

On June 11, 2024, MOJO Exploration & Production, LLC, a Texas limited liability company ("Mojo") issued the Company a demand grid promissory note with an initial principal amount of $150,000, bearing no interest, in connection with the Company's advance of funds to Mojo for working capital purposes in furtherance of its oil well operator business (the "Grid Note"). As of December 18, 2024, the total outstanding principal amount under the Note, including all advances, is $1,360,500 (the "Outstanding Amount"). On or about October 10, 2024, upon the occurrence of certain events which include but are not limited to Winchester Oil and Gas LLC, the former the former operator of the MR Asset ("Winchester"), failing to perform on its operator obligations under the MR Asset Joint Operating Agreement (then "MR JOA") (of which MR SPV became a party to as a result of the MROG Contribution Agreement), and pursuant to the terms and conditions of the MR JOA, Winchester was removed from its position as the operator of all the oil wells located in the Minerva-Rockdale oil field, and replaced by Mojo.

On December 18, 2024, the Company entered into an acquisition agreement with the three holders of all the outstanding membership interest in Mojo (the "Mojo Acquisition Agreement"). Upon the closing of the Mojo Acquisition Agreement the Company agreed to pay $1.00 cash consideration for the transfer of 100% of the membership interest in Mojo to a wholly owned subsidiary of the Company named Pytheas Mojo SPV LLC to be organized before the closing of the agreement. In addition, the Company has agreed to (i) cancel the Grid Note and forgive the Outstanding Amount, and (ii) enter into non-executive employment agreements with each of the three holders upon the closing of the Mojo Acquisition Agreement. Under these agreements, each holder will receive an equity signing bonus of 100,000 shares, of which 25,000 will vest upon execution thereof, and the remainder will vest upon the achievement of certain performance goals and metrics during the 18 months period that follows. The Company will also pay each of them a yearly salary deemed reasonable in light of their position with the Company. The Mojo Acquisition Agreement may be terminated at any time prior to the closing thereof: (i) by mutual consent of the parties thereto; (ii) by any of the parties if there has been a material misrepresentation or breach of covenant or agreement contained in this Agreement on the part of the other and such breach of a covenant or agreement has not been promptly cured after at least fourteen (14) day's written notice is given; or (iii) by a party thereto if any of the conditions set forth therein shall not have been satisfied before March 31, 2025 or such later date as the Company and the Holders shall mutually agree in writing. For the avoidance of doubt, prior to the execution of the Mojo Acquisition Agreement, Mojo compensated our Chief Operating Officer and certain affiliates of our Chief Executive Officer and Company Secretary for consulting services they provided to Mojo in connection with the establishment of its operatorship over all of the wells constituting the MR Asset.

On December 18, 2024, Mojo reached an agreement with Winchester to become the assignee of the Minerva-Rockdale oil field P-4, a document filed with the Railroad Commission of Texas to establish the operator and gatherer of oil on an oil field. As a result of the assignment of the P-4, Mojo is permitted to sell oil on behalf of certain oil wells in the MR Asset on behalf of the working interest holders, including the Company with respect to the MR Asset. The Company intends to acquire additional P-4 assignments as needed. The Mojo Acquisition Agreement closed on March 28, 2025.

MR Asset and Koonsen Lease Operations

In 2024, Pytheas Energy, through its subsidiary Mojo, focused on the strategic management and operational development of the MR Asset, and particularly the Koonsen lease which forms a part of that asset. The MR Asset portfolio presents inherent challenges, including title defects, mechanical issues, and potential environmental or water table concerns. To mitigate significant liabilities associated with these distressed situations, Mojo adopted a prudent approach by utilizing the Texas Railroad Commission's P6 form. This mechanism allows the company to selectively target specific wells for workover and rehabilitation, rather than assuming blanket responsibility for all wells across the lease. This strategy enables Pytheas to optimize capital expenditure while minimizing exposure to potential operational and environmental risks.

The P6 approach, while effective in managing liability, subjects our company to stringent oversight by the Underground Injection Control board, which prioritizes the protection of the water table to ensure safe human water consumption. This regulatory process has temporarily paused operations on the Koonsen lease, which encompasses over 200 wells, as Pytheas awaits approval for a carefully selected subset of wells under the P6 framework. The company anticipates resolution of these regulatory hurdles in the near term, allowing operations to resume on the Koonsen lease. Meanwhile, other leases within the MR Asset remain fully operational and compliant with all applicable rules and regulations, reinforcing Pytheas' commitment to responsible asset management and regulatory adherence. See "*Our ability to develop and realize value from the MR Asset, and in particular the Koonsen lease, depends on navigating a series of operational, legal and environmental challenges that could materially and adversely affect our business, financial condition, results of operations and cash flows*" for more information.

Noack Asset

4

On December 16, 2024, we entered into a Purchase and Sale Agreement with Ardent 1, LLC ("Ardent") to acquire certain oil and gas assets located in Milam County, Texas. The acquisition includes one oil and gas lease, fifteen (15) wellbores, and associated real and personal property, including wellhead equipment, tanks, pumping units, surface rights, and related infrastructure, all intended to support a secondary recovery project. The total consideration for the transaction included a $15,000 cash payment at closing and the conveyance of a twenty percent (20%) carried net revenue interest ("Carried Interest") to Ardent. The Carried Interest entitles Ardent to 20% of the gross revenue from oil and gas production, net only of applicable severance taxes (approximately 4.6%), and is exempt from all operational expenses, including those related to drilling, maintenance, and well plugging. The Carried Interest will remain effective with any future assignments, renewals, or modifications of the leasehold interests. Production from the assets is associated with Texas Railroad Commission Lease #01-16355, commonly known as the "Noack Farms" Lease.

Asset Dispositions

Our first O&G asset, which we acquired on March 7, 2024, from Zoic Capital Partners, LLC, a Wyoming limited liability company owned and operated by Josh Zuker, Harold Matheson, and Geoff Brandt, our founders, consisted of a 15% membership interest in Andrews Crane SPVI, LLC, a Wyoming limited liability company that owns a 16.9% non-operating interest in 113 conventional wells spread across two asset packages in Andrews and Crane counties located in the Permian Basin (the "Andrews Crane Asset"). The Company was appointed as the manager of Andrews Crane and the Andrews Crane Asset on March 12, 2024. The Andrews Crane Asset has a total estimated ultimate recovery ("EUR") of 899,000, is currently generating 128 barrels of oil per day ("BPD") and has a fair market value of approximately $11 million. However, we believe that the Andrews Crane Asset is underperforming.

Andrews Crane SPVI, LLC partnered with a local O&G Asset operator that is well-versed in the Permian Basin geology with the stated goal of rehabilitating and increasing the output of the Andrews Crane Asset. While no guarantees could be made, our preliminary analysis estimated that the Andrews Crane Asset's BPD could be increased by as much as 120 BPD over the next 12 months to a forecasted 200-250 BPD, thereby doubling its market value in 12-18 months.

On January 9, 2025, the Company and the other members of Andrews Crane SPVI LLC determined that selling the Andrews Crane Asset was in the best interest of their respective businesses. The Company's proceeds from this sale received to date were $137,259.00, after deduction of fees related to liquidation of the SPV. The sale price represents a 2.2x return on investment. A final distribution of proceeds from the closing of the Sale is scheduled to be made on or before June 1, 2025. The amount of the final distribution is yet to be finalized. To facilitate Andrews Crane SPVI LLC's investment in the Andrews Crame Asset, Harold Matheson, the Company's Board member and Vice President of Investor Relations, loaned $57,500 to Zoic Capital Partners LLC through H Abraham Matheson LLC, an entity wholly owned by him, pursuant to a zero-interest Unsecured Promissory Note dated December 13, 2024 (the "Purchase Price Note"), to be used as part of the SPV's purchase price consideration for the Andrews Crane Asset.

Also on January 9, 2025, the Company accepted an assignment of the Purchase Price Note, and fulfilled the payment obligations thereunder, to provide a return of capital to Mr. Matheson. Following satisfaction and discharge of the Purchase Price Note, the Company's net profits to date from the sale of the Andrews Crane Asset was $79,759. For the avoidance of doubt, we acquired our interest in the SPV at no cost.

Our Acquisition Strategy

Acquisition Objectives

Our acquisition objectives are to:

- Generate an adequate risk-adjusted return by buying underperforming, non-core O&G assets at a discounted rate;

- Leverage digital transformation, machine learning, and artificial intelligence to improve the operational efficiency of existing low-rate wells, often called "stripper" or "marginal" wells – which are defined by the IRS as an oil or gas well with a maximum daily production below 15 barrels of oil or equivalent per day (BOED), or 90,000 cubic feet of gas per day, over any consecutive 12-month period.;

- Utilize our smaller size and proprietary technology augmented by propriety software to capitalize on emerging opportunities that are often too small for larger O&G companies to pursue; and

- Capital preservation.

We cannot assure you that we will attain these objectives or that the value or revenue generated by our O&G assets will not decrease.

Acquisition Criteria

Our acquisition criteria, which triggers our interest in an asset The acquisition criteria we look for when deciding whether to acquire an asset have the following primary characteristics:

- Early identification of the O&G asset acquisition opportunity in question;

- Highly motivated sellers; and

- Significant upside, for example, a high EUR, or a determination that we can increase the BDP of such O&G asset in a cost-effective manner.

We cannot assure you that every O&G Asset we acquire will have each of the prior characteristics.

Pytheas.AI

We plan for our Acquisition Strategy to revolve around our AI-enabled, proprietary O&G asset identification technology, Pytheas.AI (previously known as TerraQuest and now referred to as Pytheas.AI, though the official name remains unchanged) that we acquired from our Chief Production Officer, Danial Gualtieri. See "*Financial Information of the Issuer – Subsequent Events – Pytheas.AI Technology Acquisition*" for more information. Pytheas.AI is a web-based application that employs AI and comprehensive data analytics to pinpoint underperforming and non-core O&G assets ready for acquisition and revitalization by the Company. Pytheas.AI's operation begins with defining the investment criteria, which includes historical performance, current market conditions, future projections, financial metrics, and other pertinent data regarding the assets under consideration. This information is aggregated from a wide array of public and private data sources. Users can input data, including acquisition, well, and economic parameters, to conduct "what if" analyses. Pytheas.AI then conducts a qualitative analysis, examining subsurface geology, petrophysics, and well performance.

The innovation of Pytheas.AI lies in its dual AI application: at the back end, it leverages AI to recommend the most optimal assets for exploitation based on the input criteria. Simultaneously, we intend on enhancing the front end with an AI-driven chat interface, akin to the popular ChatGPT platform, allowing users to input their criteria in conversational language. The AI processes this input and provides actionable recommendations on which assets are preferable investments, alongside a 3-D geospatial map for visualization. This map features a color-coded system, where, for instance, green-colored wells represent assets that meet the query parameters more desirably compared to those colored red.

Upon completion, Pytheas.AI generates summary tables and cash flow forecasts ready for viewing and export. This process incorporates rules for various risk management strategies, ensuring that the software's recommendations align with the original risk tolerance criteria. The comprehensive analysis and evaluation yield actionable recommendations regarding which assets present a better investment opportunity, all presented in a user-friendly format for further human analyst verification. The following images are representations of what the Pytheas.AI output may look like at this time:



(Image No. 1, depicting the type and capabilities of Pytheas.AI's mapping visualization)


Text Area
API per Prod Zone Name
Remaining Reserves P50 Oil Eq (BOE) per Section
Histogram – Rank
Rank, OilVolProduced, RR Boe P50, Well Identifier, Sum([RR Oil P50]) / Sum([RR Boe P50]) per Field Name

(Image No. 2, depicting the current working Pytheas.AI user interface)

We believe that Pytheas.AI provides, and may provide in the future, the following benefits and opportunities:

- Reduces investment diligence time from days or weeks to seconds or minutes by streamlining the process with sophisticated software. This efficiency is achieved through consolidating and analyzing vast amounts of multi-disciplinary data, traditionally managed by extensive human effort across thousands of documents per asset;

- Lowers O&G operational risks with stacked plays and strict well control, enhancing resource recovery by accessing multiple hydrocarbon layers through one well. This approach improves efficiency, adapts to market and technological changes, and minimizes the chance of costly incidents such as kicks and blowouts, supporting confident asset acquisition decisions;

- Enhances safety by proactively identifying potential hazards;

- Protects the environment by preventing leaks and minimizing pollution;

- Conserves resources by reducing waste and optimizing energy use;

- Improves emergency response with better preparedness and swift action capabilities;

- Ensures regulatory compliance through diligent monitoring and analysis of operations; and

- Advances geological research by analyzing data to deepen subsurface environment understanding, benefiting scientific communities.

Pytheas.AI is currently being used to assist and enable the Company's Acquisition Strategy; however, we intend to commercialize the application by creating an AI-enabled front-end for more layman users, such as businesses or analysts. We believe that the commercialization of Pytheas.AI offers a significant opportunity for the Company in terms of the following potential use cases:

- Offering consultancy services to small upstream O&G companies lacking the resources to develop similar technology on a per-project or retainer basis, thereby assisting them in asset identification and development;

- Monetizing Pytheas.AI through a software as a service model, providing retail subscription access. This allows customers to utilize the platform directly, without the need for any assistance from the Company or an employee thereof, thanks to an intuitive chat front-end;

- Adapting Pytheas.AI for use across various industry verticals beyond oil & gas, including government, real estate, education, and renewables. This adaptation aims to replicate Pytheas.AI's benefits and monetization opportunities across these sectors; and

- Leveraging the extensive database of disparate data accumulated over time as a separate profit center. Access to this unique dataset can be monetized, offering valuable insights to a range of clients and significantly enhancing the Company's valuation.

Third-Party Valuation

On February 13, 2025, we engaged Mercer Capital to conduct a comprehensive valuation of its internal division, previously known as TerraQuest and now referred to as Pytheas.AI (though the official name remains unchanged). The valuation assessed both the current fair market value and enterprise value of Pytheas.AI, focusing on its software, consulting, and subscription-based offerings. This evaluation was undertaken to provide a robust framework for internal corporate discussions in preparation for upcoming investment rounds, with the results intended solely for internal use and not for public disclosure.

The valuation resulted in an estimated value of $8,341,250 for Pytheas.AI, based entirely on a single, correlated method weighted at 100%. This figure reflects the division's potential to generate value through its software solutions, consulting services, and subscription-based revenue streams. The valuation provides a strategic benchmark for internal planning and investor discussions, enabling our company to more effectively convey the business value of Pytheas.AI to prospective stakeholders. The company intends to use these insights to guide growth initiatives and strengthen its competitive position within the evolving energy technology landscape.

Our Industry

The United States oil and gas exploration and production industry, also known as the upstream O&G industry, is the first of three segments in the energy sector value chain. Upstream activities include exploring basins for hydrocarbons, drilling and developing wells, and extracting hydrocarbons such as crude oil, natural gas, and natural gas liquids ("NGL") from those wells. The extraction of oil is resource-intensive and can often take several years from discovery to production. The Global O&G upstream market has grown strongly in recent years, and this trend is expected to continue. For example, from 2023 to 2024, the market is expected to grow from $4.285 billion to $4.578 billion, with a compound annual growth rate ("CAGR") of 6.9%.

The above growth was facilitated by oil prices, technological advancements, global energy demand, and geopolitical factors (*The Business Research Company, Oil and Gas Upstream Activities Global Market Report 2024*). Additionally, the Global O&G upstream market is expected to grow to approximately $5.738 billion in 2028, a CAGR of 5.8%.

The United States O&G upstream market itself was estimated to be worth $737.3 billion in 2023 (*Statista, Oil and Gas Drilling and Extracting Industry Figures for the U.S. 2022 – 2023*). In the short term, the United States O&G upstream market is estimated to produce approximately 12.4 million barrels per day by the end of this year and is projected to reach 13.8 million barrels per day in the next five years, registering a CAGR of 2.3% during the forecast period (*Mordor Intelligence, US Oil & Gas Upstream Market Size*). The increasing number of activities and oil production from the Permian Basin, for instance, is likely to create lucrative opportunities for the United States oil and gas upstream market. For example, Permian Basin oil production is projected to hit new all-time highs in 2024 of 6.4 million BPD at the end of this year, up from 6.1 million BPD in 2023 *(Bloomberg, Permian Oil Output to Hit Fresh Record This Year, Pipeline Owner Plains Says)*.

We believe that the growth of the upstream O&G industry, both globally and in the United States, will drive the continued consolidation of large O&G companies and O&G assets in an attempt to increase global market share. We expect, in turn, that the prior circumstances will result in the shedding of more "non-core" O&G assets of the quality the Company intends to acquire as a part of its business operations and Acquisition Strategy.

Our Competition

The O&G industry is intensely competitive, and we compete with numerous other oil and natural gas exploration and production companies, many of which have substantially larger technical teams and greater financial and operational resources than we do and may be able to pay more for exploratory prospects and productive oil and natural gas properties. Many of these companies not only engage in the acquisition, exploration, development, and production of oil and gas reserves but also have gathering, processing, or refining operations, market refined products, provide, dispose of, and transport fresh and produced water, own drilling rigs or production equipment, or generate electricity, all of which, individually or in the aggregate, could provide such companies with a competitive advantage.

We may also compete with other O&G companies in securing drilling rigs and other equipment and services necessary for the drilling, completion, and maintenance of wells, as well as for the gathering, transporting, and processing of oil, gas, natural gas liquids, and water. Consequently, we may face shortages, delays, or increased costs in securing these services from time to time. The O&G industry also faces competition from alternative fuel sources, including renewable energy sources such as solar and wind-generated energy and other fossil fuels such as coal. Competitive conditions may also be affected by future energy, environmental, climate-related, financial, or other policies, legislation, and regulations. Our larger or integrated competitors may be better able to absorb the burden of existing, and any changes to federal, state, and local laws and regulations than we can, which would adversely affect our competitive position. Our ability to discover reserves and acquire additional properties in the future is dependent upon our ability and resources to evaluate and select suitable properties and to consummate transactions in this highly competitive environment.

Pytheas Energy primarily operates out of Texas and North Dakota, where mature oil field(s) and a long history of production have created an environment with many local competitors in the region, including:

- EnCap Investments LP;
- Quantum Energy Partners:
- Durham Capital;
- EIG Global Energy Partners;
- Koch Equiry Development;
- Cayre Family Office;
- Hillcore Group;
- Hunt Investment Group; and
- Alinda Capital Partners

Our potential competitors may have greater resources, better access to capital, longer histories, more intellectual property, and lower cost operations. They may also secure better terms during the acquisition negotiation process, make strategic decisions more quickly than us, and devote more capital to better performing investments than we do.

Moreover, our competitors may also engage in business combinations or partnerships that strengthen their competitive positions.

Our Market Opportunity

The United States has an estimated 760,000 marginal wells, also referred to as stripper wells, defined as a well that produces 10-15 BPD or BOE per day in production, consisting of about 400,000 oil and 360,000 natural gas wells, and 7.4% and 8.2% of all U.S. oil and natural gas production per year, respectively. These marginal wells generally produce 10-15 barrels of oil per day or less for any twelve-month period and are often owned by (i) small, independent exploration and production ("E&P") companies that are being priced out of the industry due to the rising costs of operating therein, such as the ever-increasing cost of regulatory compliance due to an increased focus on reducing greenhouse gas emissions, and (ii) medium to large international companies which do not develop such wells to their full revenue-generating potential. Moreover, between 10,000 to 20,000 marginal wells are plugged and abandoned in the United States each year (*National Stripper Well Association*), which presents an ongoing economic cost to energy production. For example, 182,500 wells were plugged and abandoned from 2006 to 2016, the lost production of which had an estimated market value of $7.6 billion annually (measured in the year production ceased) (*National Stripper Well Association*). The estimated market value of the lost production from these wells in 2016 alone totaled $442 million, consisting of $364 million for oil and $78 million for natural gas.

We believe that our market opportunity lies in the identification, acquisition, and rehabilitation of marginal wells that retain sufficient EUR and that we can acquire at a discount prior to the plugging, abandonment, or decommissioning thereof. To capitalize on this market opportunity, we intend to rely on Pytheas.AI, our AI-enabled proprietary O&G asset identification technology, which will improve the speed and efficiency with which we can identify, acquire, and optimize marginal O&G assets. Additionally, for the foreseeable future, we expect to acquire O&G assets that are relatively shallow (less than 2,000 feet total depth) and accessible with standard vertical drilling technology, which keeps drilling and completion costs modest in comparison to alternative, deeper wells.

Governmental Regulation and Environmental Matters

Our operations are subject to various rules, regulations, and limitations that impact the oil and natural gas exploration and production industry as a whole.

Regulation of Oil and Natural Gas Production

Our oil and natural gas exploration and production business and the development and operation of our O&G assets are subject to extensive rules and regulations promulgated by federal, state, tribal, and local authorities and agencies. For example, North Dakota and Texas require permits for drilling operations, drilling bonds or other forms of financial security, reports concerning operations, and other requirements relating to the exploration and production of oil and natural gas. Such states may also have statutes or regulations addressing conservation matters, including provisions for the unitization or pooling of oil and natural gas properties, the location of wells, the method of drilling and casing wells, the surface use and restoration of properties upon which wells are drilled, the sourcing and disposal of water used in the process of drilling, completion, and production, the establishment of maximum rates of production from wells, and the regulation of spacing, plugging and abandonment of such wells. Moreover, the current administration has indicated that it expects to impose additional federal regulations limiting access to and production from federal lands. The effect of these regulations is to limit the amount of oil and natural gas that can be produced from the wells in which we participate and to limit the number of wells or the locations at which our operating partners can drill.

Moreover, many states impose a production or severance tax with respect to the production and sale of oil, natural gas, and natural gas liquids within their jurisdictions. Failure to comply with any such rules and regulations can result in substantial penalties or other liabilities. The regulatory burden on the oil and natural gas industry will most likely increase our cost of doing business and may affect our profitability. Because such rules and regulations are frequently amended or reinterpreted and typically become more stringent over time, we are unable to predict the future cost or impact of our and our operating partners' compliance with such laws. Significant expenditures may be required to comply with governmental laws and regulations and may have a material adverse effect on our financial condition and profitability. Additionally, unforeseen environmental incidents may occur at our O&G assets, or past non-compliance with environmental laws or regulations may be discovered, resulting in unforeseen liabilities. Additional proposals, proceedings, and regulations that affect the oil and natural gas industry are regularly considered by Congress, the courts, federal regulatory agencies such as the Federal Energy Regulatory Commission ("FERC"), the U.S. Environmental Protection Agency, and the Bureau of Land Management; and state legislatures and regulatory authorities. We cannot predict when or whether any such proposals may become effective, the substance of those regulations, or the outcome of such proceedings. Therefore, we are unable to predict with certainty the future compliance costs or implications of compliance on profitability.

Environmental Matters

A variety of stringent federal, tribal, state, and local laws and regulations govern the environmental aspects of the oil and gas business. The recent trend in environmental legislation and regulation generally is toward stricter standards, and this trend will likely continue. These laws and regulations may: (i) require the acquisition of a permit or other authorization and procurement of financial assurance before construction or drilling commences and for certain other activities; (ii) limit or prohibit construction, drilling, or other activities on certain lands lying within wilderness and other protected areas; and (iii) impose substantial liabilities for pollution resulting from our operations. Any non-compliance with these laws and regulations could subject us or any of our properties to material administrative, civil, or criminal penalties, investigatory or remedial obligations, injunctive relief, or other liabilities. Additionally, compliance with these laws and regulations may, from time to time, result in increased costs of operations, delays in operations, or decreased production, and may affect acquisition costs.

The permits required for the development, construction, and operations of our O&G assets may be subject to revocation, modification, and renewal by issuing authorities, and such permitting could cause delays in the development, construction, or operation of our O&G assets, thus increasing costs and potentially affecting our profitability. Governmental authorities have the power to enforce their regulations, and violations are subject to fines, injunctions, or both. In the opinion of our management, the operators of the O&G assets are in substantial compliance with current applicable environmental laws and regulations, and we have no material commitments for capital expenditures to comply with existing environmental requirements. Nevertheless, changes in existing environmental laws and regulations or in interpretations thereof could have a significant impact on us or any of our properties or operating partners, as well as the oil and natural gas industry in general.

The federal Clean Air Act ("CAA") and comparable state laws and regulations impose obligations related to the emission of air pollutants, including emissions from oil and gas sources. Under the CAA and comparable state laws, the Environmental Protection Agency ("EPA") and state environmental regulatory agencies have developed stringent regulations governing both the permitting of emissions and emissions of certain air pollutants at specified sources, including certain oil and gas sources. Both existing CAA and state regulations, and any future regulations, may require pre-approval for the construction, expansion, or modification of certain facilities that produce, or which are expected to produce, air emissions. Such regulations may also impose stringent air permit requirements, limit natural gas venting and flaring activity, and require the use of specific equipment or technologies to control emissions. Under the CAA, the EPA has enacted final regulations requiring owners and operators of certain facilities that emit greenhouse gases above certain thresholds to report those emissions. The EPA has also promulgated regulations establishing construction and operating permit requirements for greenhouse gas emissions from stationary sources that already emit conventional pollutants (i.e., sulfur dioxide, particulate matter, nitrogen dioxide, carbon monoxide, ozone, and lead) above certain thresholds. Further, the CAA requires that owners and operators of stationary sources producing, processing, and storing extremely hazardous substances have a general duty to identify hazards associated with an accidental release, design and maintain a safe facility, and minimize the consequences of any releases that occur. The CAA further requires such facilities that handle more than the threshold amounts of extremely hazardous substances to develop risk management plans intended to prevent and minimize impacts if releases do occur.

CAA regulations also include New Source Performance Standards ("NSPS") for the oil and natural gas source category to address emissions of sulfur dioxide and volatile organic compounds ("VOCs") and a separate set of emission standards to address hazardous air pollutants frequently associated with oil and natural gas production, storage, transportation, and processing activities. These rules currently require all oil or natural gas wells that have been hydraulically fractured or refractured since November 30, 2016, to be completed using so-called "green completion" technology, which significantly reduces VOC emissions and has the co-benefit of also limiting methane, a greenhouse gas. These regulations, referred to as NSPS Subpart OOOO and OOOOa, also apply to storage tanks and other equipment in the affected oil and natural gas industry segments, and, commencing with Subpart OOOOa, were designed to also limit methane from new and modified sources in the oil and gas sector. The EPA has since modified and rolled back various aspects of the rules, including the removal of the transmission and storage sectors of the oil and gas industry from regulation and of the methane-specific standards for the production and processing segments of the industry. Subsequently, Congress partially overturned that rollback in June 2021. In December 2023, the EPA finalized more stringent methane rules for new, modified, and reconstructed facilities, known as OOOOb, as well as standards for existing sources for the first time ever, known as OOOOc. Under the final rules, states have two years to prepare and submit their plants to impose methane emission controls on existing sources. The presumptive standards established under the final rule are generally the same for both new and existing sources and include enhanced leak detection survey requirements using optical gas imaging and other advanced monitoring to encourage the deployment of innovative technologies to detect and reduce methane emissions, reduction of emissions by 95% through capture and control systems, zero-emission requirements for certain devices, and the establishment of a "super emitter" response program that would allow third parties to make reports to EPA of large methane emission events, triggering certain investigation and repair requirements. Fines and penalties for violations of these rules can be substantial. It is likely, however, that the final rule and its requirements will be subject to legal challenges. The requirements of the EPA's final methane rules have the potential to increase the operating costs of our operators and thus may adversely affect our financial results and cash flows. Moreover, failure to comply with these CAA requirements can result in the imposition of substantial fines and penalties as well as costly injunctive relief.

The federal Clean Water Act ("CWA") and comparable state laws and regulations impose strict obligations related to discharges of pollutants and dredge and fill material into regulated bodies of water, including wetlands. The discharge of pollutants into regulated waters is prohibited except in accordance with a permit issued by the EPA, the United States Army Corps of Engineers ("USACE"), or a state agency or tribe with a delegated CWA permit program. Permitting discharges of stormwater associated with oil and gas facility construction or operation activities may also be required. Compliance with permitting requirements could increase the length of time it takes to construct an oil and gas facility and impose heightened operating standards, which in turn could increase our operators' cost of construction and operation. In addition, compliance with CWA requirements could limit the locations where wells, other oil and natural gas facilities, and associated access resources can be constructed.

The scope of regulated waters has been subject to substantial controversy. In 2015 and 2020, respectively, the Obama and Trump Administrations each published final rules attempting to define the federal jurisdictional reach over the waters of the United States ("WOTUS"). However, both of these rulemakings were subject to legal challenges. In January 2023, the EPA and Corps published a final rule based on the pre-2015 definition, with updates to incorporate existing Supreme Court decisions and regulatory guidance. However, the January 2023 rule was challenged and is currently enjoined in 27 states. In May 2023, the U.S. Supreme Court released its opinion in Sackett v. EPA, which involved issues relating to the legal tests used to determine whether wetlands qualify as WOTUS. The Sackett decision invalidated certain parts of the January 2023 rule and significantly narrowed its scope, resulting in a revised rule being issued in September 2023. However, due to the injunction on the January 2023 rule, the implementation of the September 2023 rule currently varies by state. In the 27 states subject to the injunction, the agencies are interpreting the definition of WOTUS consistent with the pre-2015 regulatory regime and the changes made by the Sackett decision, which utilizes the "continuous surface connection" test to determine if wetlands qualify as WOTUS. In the remaining 23 states, the agencies are implementing the September 2023 rule, which did not define the term "continuous surface connection." Therefore, some uncertainty remains as to how broadly the September 2023 rule and the Sackett decision will be interpreted by the agencies. To the extent the implementation of the final rule, results of the litigation, or any action further expands the scope of the CWA's jurisdiction, operators could face increased costs and delays with respect to obtaining permits for dredge and fill activities in wetland areas.

The Oil Pollution Act of 1990 ("OPA"), which amends and augments the oil spill provisions of the federal CWA, imposes duties and liabilities on certain "responsible parties" related to the prevention of oil spills and damages resulting from such spills into or threatening waters of the United States or adjoining shorelines. For example, operators of certain oil and natural gas facilities that store oil in more than threshold quantities, the release of which could reasonably be expected to reach jurisdictional waters, must develop, implement, and maintain Spill Prevention, Control, and Countermeasure ("SPCC") Plans.

The federal Safe Drinking Water Act ("SDWA"), its implementing regulations, and delegated regulatory programs (*e.g.*, state programs) impose requirements on the drilling and operation of underground injection wells, including injection wells used for the injection disposal of oil and gas wastes, such as produced water. In addition, the EPA has asserted authority under the SDWA to regulate hydraulic fracturing that uses diesel fuel. The EPA directly administers the Underground Injection Control ("UIC") program in some states, and in others, administration of all or portions of the program is delegated to the state. Permits must be obtained before drilling saltwater disposal wells, and casing integrity monitoring must be conducted periodically to ensure that the disposed waters are not leaking into groundwater. In addition, because some states, including Texas, have become concerned that the injection or disposal of produced water could, under certain circumstances, trigger or contribute to earthquakes, they have issued directives to operators and/or have adopted or are considering additional regulations regarding such disposal methods. Changes in regulations or the inability to obtain permits for new disposal wells, if any, in the future may affect the ability of the operators of our O&G assets to dispose of produced water and ultimately increase the cost of operation of the O&G assets or delay production schedules.

The federal Comprehensive Environmental Response, Compensation, and Liability Act ("CERCLA"), also known as the "Superfund" law, and comparable state statutes impose strict liability, and in some cases joint and several liability, on classes of persons who are considered to be responsible for the release of a hazardous substance into the environment. These persons include the current or previous owner and operator of a site where a hazardous substance has been disposed of and persons who generated, transported, disposed, or arranged for the transport or disposal of a hazardous substance. Such persons may be responsible for the costs of investigating releases of hazardous substances, remediating releases of hazardous substances, and compensating for damages to natural resources. CERCLA also authorizes the EPA and, in some cases, private parties to take actions in response to threats to public health or the environment and to seek recovery from such responsible classes of persons of the costs of such an action, including the costs of certain health studies. From time to time, the EPA may designate additional materials as hazardous substances under CERCLA, which could result in additional investigation and remediation at current Superfund sites or the reopening of Superfund sites that previously received regulatory closure. For example, on August 26, 2022, EPA announced a proposal to designate as hazardous substances perfluorooctanoic acid ("PFOA") and perfluorooctanesulfonic acid ("PFOS"), which have been commonly used in a variety of industrial and consumer products. EPA is expected to finalize that proposal in 2024. While CERCLA does contain an exclusion for petroleum, the exclusion is limited and could ultimately be repealed, and oil and gas facilities often contain hazardous substances subject to regulation under CERCLA. Although the non-operating status of our interests in the O&G assets likely presents a lower risk that we would be held subject to CERCLA liability, to the extent that we acquire operating interests in O&G assets or should we or any of our operating partners become subject to strict liability under federal or state laws for environmental damages caused by previous owners or operators of properties we purchase, without regard to fault, our profitability could be negatively affected.

The federal Resource Conservation and Recovery Act ("RCRA") and comparable state laws regulate the generation, transportation, treatment, storage, disposal, and cleanup of hazardous and non-hazardous wastes. Most wastes associated with the exploration, development, and production of oil or gas, including drilling fluids and produced water, are currently regulated as non-hazardous wastes pursuant to an exemption from regulation as hazardous waste under RCRA. However, certain wastes generated at oil and gas exploration, development, production, and transmission sites are regulated as hazardous under RCRA. It is also possible that "RCRA-exempt" exploration and production wastes currently regulated as non-hazardous could be regulated as hazardous wastes in the future.

Various state and federal statutes prohibit certain actions that adversely affect endangered or threatened species and their habitat, migratory birds and their habitat, and natural resources. These statutes include the federal Endangered Species Act, the Migratory Bird Treaty Act ("MTBA"), the Bald and Golden Eagle Protection Act, the Clean Water Act, CERCLA, analogous state laws, and each of their implementing regulations. The United States Fish and Wildlife Service ("USFWS") may designate critical habitat and suitable habitat areas that it believes are necessary for the survival of threatened or endangered species. A critical habitat or suitable habitat designation could result in further material restrictions on federal land use and private land use and could delay or prohibit land access or development. Where takings of, or harm to, species or damages to habitat or natural resources occur or may occur, government entities or, at times, private parties may act to restrict or prevent oil and gas exploration or production activities or seek damages for harm to species, habitat or natural resources resulting from drilling or construction or production activities, including, for example, for releases of oil, wastes, hazardous substances, sediments, or other regulated materials, and may seek natural resources damages and, in some cases, criminal penalties. For example, the Dunes Sagebrush Lizard ("DSL") is one species that, if listed as endangered or threatened under the ESA, could impact our profitability. The DSL is found in southeastern New Mexico and adjacent portions of Texas. The USFWS proposed to list the DSL as endangered in July 2023. If the DSL is ultimately listed as an endangered or threatened species, operations in any area that is designated as the DSL's habitat may be limited, delayed, or, in some circumstances, prohibited, and our operators could be required to comply with expensive mitigation measures intended to protect the dunes sagebrush lizard and its habitat.

The purpose of the Occupational Safety and Health Act ("OSHA"), comparable state statutes, and each of their implementing regulations is to protect the health and safety of workers. In addition, the OSHA hazard communication standard, the Emergency Planning and Community Right-to-Know Act ("EPCRA"), and comparable state statutes and any implementing regulations thereof may require disclosure of information about hazardous materials stored, used, or produced in operations at our O&G assets and that such information be provided to employees, state, and local governmental authorities, and/or citizens, as applicable.

These regulations and proposals, as well as any new regulations requiring the installation of more sophisticated pollution control equipment, additional evaluation, or assessment, or more stringent permitting or environmental protection measures, could have a material adverse impact on our business, results of operations, and financial condition.

Scrutiny of oil and natural gas production activities continues in other ways. The federal government has, in recent years, undertaken several studies of the oil and gas industry's potential impacts. For example, in 2016, the EPA published a final report of a four-year study focused on the possible relationship between hydraulic fracturing and drinking water. In its assessment, the EPA concluded that certain aspects of hydraulic fracturing, such as water withdrawals and wastewater management practices, could result in impacts on water resources, although the report did not identify a direct link between hydraulic fracturing and impacts on groundwater resources. In addition, in May 2022, the U.S. Government Accountability Office ("GAO") released a study on methane emissions from oil and gas development, which included a recommendation that the Bureau of Land Management ("BLM") consider whether to require gas capture plans, including gas capture targets, from operators on federal lands. The results of these studies or similar governmental reviews could spur initiatives to regulate oil and gas production activities further.

Several states, including states where our O&G assets are located, have also proposed or adopted legislative or regulatory restrictions on hydraulic fracturing. Several municipalities in other states, including Texas, have enacted bans on hydraulic fracturing. However, in May 2015, the Texas legislature enacted a bill preempting local bans on hydraulic fracturing. We cannot predict whether similar legislation in other states will ever be enacted and, if so, what the provisions of such legislation would be. If additional levels of regulation and permits were required through the adoption of new laws and regulations at the federal or state level, it could lead to delays, increased operating costs, and process prohibitions that would materially adversely affect our operating partners and our revenues and the results of operations.

The National Environmental Policy Act ("NEPA") establishes a national environmental policy and goals for the protection, maintenance, and enhancement of the environment and provides a process for implementing these goals within federal agencies. A major federal agency action having the potential to significantly impact the environment requires review under NEPA. If, for example, our third-party operating partners conduct activities on federal land, receive federal funding, or require federal permits, such activities may be covered under NEPA. Certain activities are subject to robust NEPA review which could lead to delays and increased costs that could materially adversely affect our revenues and results of operations. Other activities are covered under categorical exclusions, which results in a shorter NEPA review process. In April 2022, the Biden Administration finalized a rule to undo some of the changes to NEPA enacted under the Trump Administration that were intended to streamline NEPA review (the "2020 NEPA Rule"). The April 2022 rule promulgation is considered phase one of a two-phase review of the 2020 NEPA Rule that was announced by the Biden Administration to emphasize the need to review federal actions for climate change and environmental justice impacts, among other factors. The Council on Environmental Quality ("CE") proposed the "Phase" revisions to NEPA in July 2023. These new and (if enacted) additional anticipated changes to the NEPA review process would affect the assessment of projects ranging from oil and natural gas leasing to development on public and Indian lands.

Seasonality

Winter weather conditions and lease stipulations can limit or temporarily halt restart, rework, or re-completion activities and producing activities for oil and natural gas operations. These constraints and the resulting shortages or high costs could delay or temporarily halt the operations and materially increase our operating and capital costs. Such seasonal anomalies can also pose challenges for meeting objectives and may increase competition for equipment, supplies and personnel during the spring and summer months, which could lead to shortages and increase costs or delay or temporarily halt our operations.

Human Capital

we had five (5) full-time employees, our founders and our Chief Financial Officer, and seven (7) part-time or independent contractors. None of our employees are represented by labor unions, and we have excellent relationships with our employees.

Intellectual Property

The Company's intellectual property primarily consists of acquired data and the Pytheas.AI application. We have not taken any steps to protect our intellectual property at this time; however, the protection of our intellectual property and all corresponding rights throughout the world, including any future trademarks, service marks, trade dress, logos, trade names, domain names, goodwill, patents, copyrights, works of authorship (whether or not copyrightable), software and trade secrets, know-how, and proprietary and other confidential information, together with all applications, registrations, renewals, extensions, improvements, and counterparts in connection with any of the preceding, is essential to the success of our business. We may seek to protect our intellectual property rights by filing applications in various copyright, patent, trademark, and other government offices, as applicable, and relying on applicable laws and regulations in the United States, as well as a variety of administrative procedures. We may also have a program to continue to secure, police, and enforce trademarks, service marks, trade dresses, logos, trade names, and domain names that correspond to our brands in markets of interest. We may file patent applications in international jurisdictions covering specific aspects of our proprietary technology and innovations. We may also rely on contractual restrictions to protect our proprietary rights where appropriate when offering or procuring products and services.

We may institute a policy of requiring key employees and consultants to execute confidentiality agreements upon the commencement of an employment or consulting relationship with us. Our employee agreements may also require relevant employees to assign to us all rights to any inventions made or conceived during their employment with us. In addition, we have may adopt a policy of requiring individuals and entities with which we discuss potential business relationships to sign non-disclosure agreements.

Legal Proceedings

From time to time, we may become involved in various lawsuits and legal proceedings which arise in the ordinary course of business. However, litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm our business. We are currently not aware of any such legal proceedings or claims that we believe will have a material adverse effect on our business, financial condition, or operating results.

Description of Property

The Company currently shares office space at 19505 Biscayne Blvd, #2530, Aventura, Florida 33108. The Company is not under any lease obligation and is not currently required to make any monthly payments.

An investment in our company, and in Regulation Crowdfunding offerings in general, involves a high degree of risk, and you should not invest any funds in our Company unless you can afford to lose your entire investment. In making an investment decision, you must rely on your own examination of our business and the terms of our offering, including the merits and risks involved. The securities discussed herein have not been recommended or approved by any federal or state securities commission or regulatory authority, and none of these authorities have or will pass upon the accuracy or adequacy of this Annual Report. The offering to which this Annual Report relates was conducted under an exemption from registration; however, the SEC has not made an independent determination that the offering was exempt from registration. We have listed below, not necessarily in order of importance or probability of occurrence, what we believe to be the significant risk factors applicable to us. However, the risks below do not constitute all the risks that may be applicable to us. Any of the following factors could harm our business, financial condition, results of operations or prospects, and could result in a partial or complete loss of your investment. Some of our statements herein, including statements concerning the following risk factors, constitute forward-looking statements. See "Cautionary Statement Regarding Forward-Looking Statements" for more information.

RISK FACTORS

Risks Related to Our Business and Industry

We have limited to no operating history upon which investors can evaluate our future prospects.

We are an early-stage O&G exploration and production company formed on February 15, 2024. Therefore, we have a limited operating history upon which an evaluation of our current business plan or performance and prospects can be made. The business and prospects of the Company must be considered in light of the potential problems, delays, uncertainties, and complications encountered in connection with a newly established business. The risks include but are not limited to; that our competitors will perform better than we do in the relevant markets; and that we are not able to upgrade and enhance our business. There are no assurances that the Company can successfully address these challenges. If it is unsuccessful, the Company and its business, financial condition, and operating results could be materially and adversely affected.

Given our limited operating history, our management has little basis on which to forecast future success. We are confronted with the need to attract and retain consistent investment sources in order to grow our operations rapidly. If we are not funded properly, it will prevent us from acquiring, developing, drilling and producing prospective O&G wells and leases across Texas and North Dakota, as well as inhibit the development of our proprietary software platform. To establish a strong market position, we are seeking funding from capital markets which may include debt and equity offerings. The Company's current and future expense levels are based largely on estimates of planned operations and future revenues rather than experience. It is difficult to accurately forecast future revenues because the reserves of the Company is new, and its market has not been developed. If the forecasts for the Company prove incorrect, the business, operating results, and financial condition of the Company will be materially and adversely affected. Moreover, the Company may be unable to adjust its spending in a timely manner to compensate for any unanticipated reduction in revenue. As a result, any significant reduction in revenues would immediately and adversely affect the Company's business, financial condition, and operating results.

Our financial situation creates substantial doubt whether we will continue as a going concern.

Since inception, we have generated insignificant revenues, and have incurred a net loss of $4,110,539 and negative cash flows from operations of $3,276,382 for the year ended December 31, 2024, and, as of that date, had an accumulated deficit of $4,110,539. Further, we expect to incur a net loss in the foreseeable future, primarily as a result of increased operating expenses related to work over efforts involving our current assets and any future assets that we acquire. There can be no assurances that we will be able to achieve a level of revenues adequate to generate sufficient cash flow from operations or obtain funding from additional financing through private placements, public offerings, and/or bank financing necessary to support our working capital requirements. To the extent that funds generated from any private placements, public offerings, and/or bank financing are insufficient, we will have to raise additional working capital. No assurance can be given that additional financing will be available due to changing market conditions among various other factors, or if available, will be on acceptable terms. These conditions represent material uncertainties that may cast substantial doubt about our ability to continue as a going concern. If adequate working capital is not available, we may be forced to discontinue operations, which would cause our investors to lose their entire investment.

We may not be successful in producing oil or natural gas from some of our wells.

Acquiring oil and natural gas assets requires us to assess reservoir and infrastructure characteristics, including recoverable reserves, development and operating costs, and potential environmental and other liabilities. Such assessments are inexact and inherently uncertain and include properties with which we do not have a long operational history. In connection with the assessments, we intend to perform a review of the subject properties, but such a review will not reveal all existing or potential problems. In the course of our due diligence, we may not inspect every well or pipeline. We cannot necessarily observe structural and environmental problems, such as pipe corrosion, when an inspection is made. We may not be able to obtain contractual indemnities from the seller for liabilities created prior to our purchase of a property. We may be required to assume the risk of the physical condition of properties in addition to the risk that they may not perform in accordance with our expectations. If properties we acquire do not produce as projected or have liabilities we were unable to identify, we could experience a decline in our reserves and production, which could adversely affect our business, financial condition, and results of operations.

We do not currently have any price hedges or other derivatives in place.

We do not currently have any price hedges or other derivatives in place regarding commodity prices and do not intend to engage in such activities in the near future. As a result, fluctuations in commodity prices could adversely affect our financial condition and operating results.

We may conduct our own field operations.

We are conducting certain field operations through Mojo, our wholly owned oil well operator. Although we have a limited history of performing such operations, we believe we can perform these activities less expensively than using a third-party operator. In the event that we are forced to hire an outside operator, there can be no assurance that we will be able to do so or on financially acceptable terms.

Time constraints will negatively impact our likelihood of success.

While most of our acquisitions are of non-operating working interests, we still have the opportunity for new production, and new acquisitions may include further opportunities, including the option of utilizing unconventional or uncommon drilling techniques to existing conventional wells. We currently anticipate that new production will be constrained by the time it takes to lease land, obtain necessary permits, and drill new wells. While we will accumulate some inventory and data to accelerate some wells, we anticipate lead time for the development of new wells from initial planning to production to be at minimum 6-12 months. This lead time includes but is not limited to, planning, drilling, and thereafter the production of oil.

There is a risk of lower-than-anticipated resource recovery during drilling operations, potentially leading to non-productive wells or rapid depletion rates.

The quantity of oil in underground formations may be less than anticipated, leading to the risk of drilling non-productive wells or experiencing faster depletion rates than expected. Despite leveraging proprietary technology to mitigate this risk, unexpected geological variations may impede our ability to fully tap into and benefit from oil reserves, potentially affecting our operational efficiency and financial performance.

Operational challenges due to unexpected repairs and technical issues may adversely affect our financial stability.

Unexpected technical and mechanical issues could cause our operations to face significant setbacks, necessitating costly repairs and maintenance. While we strive to optimize operations for efficiency and cost-effectiveness, such disruptions could negatively impact our bottom line and operational forecasts.

Mechanical failures during drilling or completion may delay production and increase costs.

Mechanical issues are an inherent risk in the drilling and completion stages of wells. Delays or failures in these processes can increase the time of production, leading to escalated costs. Our experienced engineering team's expertise in solving such mechanical issues is a critical component in mitigating this risk.

Market volatility in the energy sector could significantly impact our profitability, especially in the initial years of production.

The global energy market is subject to extreme volatility that can dramatically affect our profitability. Due to our leverage, market fluctuations can disproportionately impact our financial returns. Most of our gas and oil production

is concentrated in the initial years, making early market changes particularly impactful. Over time, the influence of market conditions on our operations is likely to stabilize.

We will operate in a competitive and rapidly changing industry, which makes it difficult to evaluate our business and prospects.

The O&G market through which we intend to derive substantially all of our revenue is a rapidly evolving industry. The growth of this market is subject to a high degree of uncertainty. Our future operating results will depend on numerous factors affecting the industry, many of which are beyond our control, including: (i) changes in consumer demographics and public tastes and preferences; (ii) regulatory agencies, national and local governments, and municipalities restricting our ability to operate our services in various jurisdictions at the level at which we desire to operate, or at all; and (iii) general economic conditions.

Our ability to plan for development will be significantly affected by our ability to anticipate and adapt to relatively rapid changes in the tastes and preferences of potential customers. In addition, we may be restricted from operating our business in certain jurisdictions due to public health and safety measures implemented in response to future pandemics or unforeseen disasters, including war. Additionally, from time to time, we may re-evaluate the markets in which we operate and the performance of our current business model, and we may, in the future, discontinue operations in certain markets as a result of such evaluations. Any of the foregoing risks and challenges could adversely affect our business, financial condition, and results of operations.

We may expand our business in the future and enter new lines of business or geographic markets, which may result in additional risks, uncertainties, and costs.

We may grow our business by offering additional services, by entering new lines of business, and by entering into or expanding our presence in new geographic markets. Introducing new services could increase our operational costs and the complexities involved in managing such services, including with respect to ensuring compliance with applicable regulatory requirements. To the extent we enter new lines of business, we will face numerous risks and uncertainties, including risks associated with the possibility that we have insufficient expertise to engage in such activities profitably or without incurring inappropriate amounts of risk, the required investment of capital and other resources and the loss of investors due to the perception that we are no longer focusing on our core business. In addition, we may, from time to time, explore opportunities to grow our business via acquisitions, partnerships, investments, or other strategic transactions. There can be no assurance that we will identify, negotiate, or complete such transactions, that any completed transactions will produce favorable financial results, or that we will be able to successfully integrate an acquired business with ours.

Entry into certain lines of business or geographic markets or introduction of new types of services may subject us to new laws and regulations with which we are not familiar or from which we are currently exempt and may lead to increased litigation and regulatory risk. In addition, certain aspects of our cost structure, such as costs for compensation, communication and information technology services, and depreciation and amortization, will be largely fixed, and we may not be able to timely adjust these costs to match fluctuations in revenue-related to growing our business or entering new lines of business. If a new business generates insufficient revenue or if we are unable to efficiently manage our expanded operations, our business, financial condition, and results of operations could be materially and adversely affected.

The markets in which we will operate are highly competitive, and competition presents an ongoing threat to our business's growth and success.

The upstream O&G market is a highly competitive industry characterized by rapidly emerging new services and technologies and shifting customer needs. Our current and potential future competitors may have one or more advantages over us, either globally or in particular geographic markets, including:

- longer operating histories;
- significantly greater financial, technical, marketing, research and development, manufacturing, and other resources;
- greater experience within the industry;
- the capacity to leverage their marketing expenditures across a broader portfolio of services;
- lower labor and development costs and better overall economies of scale; and

- greater platform-specific focus, experience, and expertise.

Our competitors may develop their business in ways similar to ours or that achieve greater market acceptance, may undertake more far-reaching and successful development efforts or marketing campaigns, or may adopt more aggressive pricing policies. Some competitors may gain a competitive advantage against us in areas where we operate, including by making acquisitions, by making access to our services more difficult, or by making it more difficult to communicate with our customers. As a result, our competitors may acquire and engage customers or generate revenue at the expense of our own efforts, which may negatively affect our business and financial results. In addition, from time to time, we may take actions in response to competitive threats, but we cannot assure you that these actions will be successful or that they will not negatively affect our business and financial results.

We face competition from larger companies that have substantially greater resources which challenges our ability to acquire, explore and develop properties and grow our business, and reach profitability.

The oil and natural gas industry is highly competitive. Our competitors and potential competitors include major oil companies and independent producers of varying sizes which are engaged in the acquisition of producing properties and the exploration and development of prospects. Most of our competitors have greater financial, personnel, and other resources than we do and, therefore, have greater leverage in acquiring prospects, hiring personnel, and marketing oil and natural gas. In addition, larger companies operating in the same area may be willing or able to offer oil and natural gas at a lower price.

We may come under increased competition from alternative energy sources, and conservation could reduce demand for natural gas and oil.

While natural gas provides a capable partner to supplement power generation in times of low wind speed or cloudy weather and gasoline provides an extremely compact, energy-dense, and relatively safe fuel for vehicles, improvements in wind and solar power and especially improvements in battery technology could lead to a decrease in demand for our primary products. There has been a general trend to move toward renewable forms of electric generation and electrification of the transportation industry. Fuel conservation measures, alternative fuel requirements, and increasing consumer demand for alternatives to natural gas and oil could reduce demand for natural gas and oil. The impact of the changing demand for natural gas and oil services and products may have a material adverse effect on our business, financial condition, results of operations, and cash available for distribution.

Shortages of oilfield equipment, services, supplies, and qualified field personnel could adversely affect our financial condition, results of operations, and cash flows.

Periodically, there are shortages of drilling rigs, hydraulic fracturing stimulation equipment and crews, and other oilfield equipment as demand for that equipment has increased along with the number of wells being drilled. The demand for qualified and experienced field personnel to drill wells, conduct hydraulic fracturing stimulations, and conduct field operations can fluctuate significantly, often in correlation with natural gas and oil prices, causing periodic shortages. These factors have caused significant increases in costs for equipment, services, and personnel. Higher oil, natural gas, and NGL prices generally stimulate demand and result in increased prices for drilling rigs and crews, hydraulic fracturing stimulation equipment and crews, and associated supplies, equipment, services, and raw materials. Similarly, lower oil and natural gas prices generally result in a decline in service costs due to reduced demand for drilling and completion services.

Decreased levels of drilling activity in the oil and natural gas industry in recent periods have led to declining costs of some oilfield equipment, services, and supplies. However, if the current oil and natural gas market changes and commodity prices continue to recover, we may face shortages of field personnel, drilling rigs, hydraulic fracturing stimulation equipment and crews, or other equipment or supplies, which could delay or adversely affect our exploration and development operations and have a material adverse effect on our business, financial condition, results of operations or cash flows, or restrict operations.

Oil and natural gas prices fluctuate widely, and lower prices for an extended period of time are likely to have a material adverse impact on our business.

Our revenues, profitability, cash flows, and future growth, as well as liquidity and ability to access additional sources of capital, depend substantially on prevailing prices for oil and natural gas and the relative mix of these commodities in our reserves and production. Sustained lower prices will reduce the amount of oil and natural gas that we can economically produce and may result in impairments of our proved and probable reserves or reduction of our proved and probable undeveloped reserves. Oil and natural gas prices also affect the amount of cash flow we could utilize for capital expenditures and our ability to borrow and raise additional capital. The supply of and demand for oil and natural gas impact the prices we realize on the sale of these commodities and, in turn, materially affect our financial results. Our revenues, operating results, cash available for distribution and the carrying value of our oil and natural gas depend significantly upon the prevailing prices for oil and natural gas. Oil and natural gas prices have historically been, and will likely continue to be, volatile. The prices for oil and natural gas are subject to wide fluctuation in response to a number of factors beyond our control, including:

- the domestic and foreign supply of, and demand for, oil and natural gas;
- domestic and worldwide economic and political conditions;
- the level and effect of trading in commodity futures markets, including commodity price speculators and others;
- military, economic, and political conditions in oil and natural gas-producing regions, including unilateral supply actions taken by oil- and natural gas-producing countries such as Russia;
- the actions taken by OPEC and other foreign oil and natural gas producing nations, including the ability of members of OPEC to agree to and maintain production controls;
- the impact of the U.S. dollar exchange rates on oil and natural gas prices;
- the price and availability of, and demand for, alternative fuels;
- weather conditions and climate change;
- worldwide conservation measures, including governmental initiatives to move toward renewable electric generation and the electrification of the transportation industry;
- carbon reduction measures for all segments of the oil and natural gas industries, including production;
- technological advances affecting energy consumption and production;
- changes in the price of oilfield services and technologies;
- the price and level of foreign imports;
- expansion of U.S. exports of oil, natural gas (including liquefied natural gas), and/or gas liquids;
- the availability, proximity, and capacity of transportation, processing, storage, and refining facilities;
- the impacts and effects of public health crises and pandemics;
- the costs of exploring, developing, producing, transporting (including costs relating to pipeline safety), and marketing oil; and natural gas; and
- the nature and extent of domestic and foreign governmental regulations and taxation, including environmental regulations

Sustained material declines in oil or natural gas prices may have the following effects on our business:

- limit our access to sources of capital, such as equity and long-term debt;
- cause us to delay or postpone capital projects;
- cause us to lose certain leases because we fail to meet obligations of the leases prior to expiration;
- reduce reserve estimates and the amount of products we can economically produce;
- downgrade or other negative rating action with respect to our credit rating;
- reduce revenues, income, and cash flows available for capital expenditures, repayment of indebtedness, and other corporate purposes; and
- reduce the carrying value of our assets in our balance sheet through ceiling test impairments.

Actual quantities of oil and natural gas reserves and future cash flows from those reserves may vary from our estimates*.*

It is not possible to accurately measure underground accumulations of oil and natural gas. Estimating quantities of oil and natural gas reserves is complex and inexact. The process relies on interpretations of geologic, geophysical, engineering, and production data. The extent, quality, and reliability of these data can vary. The process also requires a number of economic assumptions, such as oil and natural gas prices, the relative mix of oil and natural gas that will be ultimately produced, drilling and operating expenses, capital expenditures, operating and development costs, future prices of these commodities, the effect of government regulation, taxes and availability of funds. The accuracy of a reserve estimate is a function of:

- the quality and quantity of available data;

- the interpretation of that data;
- the accuracy of various mandated economic assumptions and our expected development plan;
- the judgment of the person preparing the estimate;
- future natural gas and oil prices;
- unexpected complications from offset well development;
- production rates;
- reservoir pressures, decline rates, drainage areas, and reservoir limits;
- interpretation of subsurface conditions, including geological and geophysical data;
- potential for water encroachment or mechanical failures;
- levels and timing of capital expenditures, lease operating expenses, production taxes, and income taxes, and availability of funds for such expenditures; and
- effects of government regulation.

Actual quantities of oil and natural gas reserves, future oil and natural gas production and the relative mix of oil and natural gas that will be ultimately produced, oil and natural gas prices, revenues, taxes, capital expenditures, effects of regulations, funding availability and drilling and operating expenses will most likely vary from our estimates. In addition, the methodologies and evaluation techniques that we use, which include the use of multiple technologies, data sources and interpretation methods, may be different than those used by our competitors. Further, reserve estimates are subject to the evaluator's criteria and judgment and show important variability, particularly in the early stages of development. Any significant variance could be systematic and undetected for an extended period of time, which would materially affect the quantities and net present value of our reserves. In addition, we may adjust estimates of reserves to reflect production history, results of exploration and development activities, prevailing oil and natural gas prices, and other factors, many of which are beyond our control. Our reserves also may be susceptible to drainage by operators on adjacent properties. If any of these assumptions prove to be incorrect, our estimates of reserves, the classifications of reserves based on the risk of recovery, and our estimates of the future net cash flows from our reserves could change significantly.

In accordance with SEC reporting rules, we intend to calculate the estimated discounted future net cash flows from proved reserves using the SEC's pricing methodology for calculating proved reserves, adjusted for market differentials and costs in effect at year-end discounted at 10% per annum. Actual future prices and costs may be materially higher or lower than the prices and costs we used as of the date of an estimate. Over time, we may make material changes to reserve estimates to take into account changes in our assumptions and the results of actual development and production. In addition, actual production rates for future periods may vary significantly from the rates assumed in the calculation. Moreover, the 10% discount factor used when calculating discounted future net cash flows, in compliance with the FASB statement on oil and natural gas producing activities disclosures, may not be the most appropriate discount factor based on interest rates in effect from time to time and risks associated with the Company, or the oil and natural gas industry in general. You should not assume that the present value of future net cash flows is the current market value of our proven and probable reserves.

The reserve estimates made for fields that do not have a lengthy production history are less reliable than estimates for fields with lengthy records. A lack of production history may contribute to inaccuracy in our estimates of proved reserves, future production rates, and the timing of development expenditures. Further, our lack of knowledge of all individual well information known to the well operators such as incomplete well stimulation efforts, restricted production rates for various reasons and up-to-date well production data, etc. may cause differences in our reserve estimates.

Restarting, Reworking and Recompleting is a costly and high-risk activity.

In addition to the numerous operating risks described in more detail below, the restarting, reworking, and re-completing of wells involves the risk that no commercially productive oil or natural gas reservoirs will be encountered. The seismic data and other technologies we use do not allow us to know conclusively if a well that oil and natural gas are present or may be produced economically. In addition, we are often uncertain of the future cost or timing of restarting, reworking, or re-completing and producing wells. Furthermore, our operations may be curtailed, delayed, or canceled because of a variety of factors, including:

- increases in the costs of, or shortages or delays in the availability of, drilling rigs, equipment, and materials;
- decreases in oil and natural gas prices;
- limited availability to us of financing on acceptable terms;
- adverse weather conditions and changes in weather patterns;

- unexpected operational events and drilling conditions;
- abnormal pressure or irregularities in geologic formations;
- surface access restrictions;
- the presence of underground sources of drinking water, previously unknown water or other extraction wells, or endangered or threatened species;
- embedded oilfield drilling and service tools;
- equipment failures or accidents;
- lack of necessary services or qualified personnel;
- availability and timely issuance of required governmental permits and licenses;
- loss of title and other title-related issues;
- availability, costs, and terms of contractual arrangements, such as leases, pipelines, and related facilities to gather, process, compress, transport, and market oil and natural gas; and
- compliance with, or changes in, environmental, tax, and other laws and regulations.

Future restart, rework, and re-completion activities may not be successful, and if unsuccessful, this could adversely affect our future results of operations, cash flows, and financial condition.

The oil and natural gas business involves many operating risks that can cause substantial losses.

Our oil and natural gas acquisition and production strategy is subject to all of the operating risks associated with drilling for and producing oil and natural gas, including the risk of:

- fires and explosions;
- blow-outs and cratering;
- uncontrollable or unknown flows of oil, gas or well fluids;
- pipe or cement failures and casing collapses;
- pipeline or other facility ruptures and spills;
- equipment malfunctions or operator error;
- discharges of toxic gases;
- induced seismic events;
- environmental costs and liabilities due to our use, generation, handling, and disposal of materials, including wastes, hydrocarbons, and other chemicals; and
- environmental damages caused by previous owners of property we purchase and lease.

Some of these risks or hazards could materially and adversely affect our results of operations and cash flows by reducing or shutting in production from wells, loss of equipment or otherwise negatively impacting the projected economic performance of our prospects. If any of these risks occur, we could incur substantial losses as a result of:

- injury or loss of life;
- severe damage or destruction of property, natural resources, and equipment;
- pollution and other environmental damage;
- investigatory and clean-up responsibilities;
- regulatory investigation and penalties or lawsuits;
- limitation on or suspension of our operations; and
- repairs and remediation costs to resume operations.

Failure or loss of equipment, as the result of equipment malfunctions, cyber-attacks, or natural disasters, could result in property damage, personal injury, environmental pollution, and other damages for which we could be liable. Catastrophic occurrences giving rise to litigation, such as a well blowout, explosion, or fire at a location where our equipment and services are used, may result in substantial claims for damages. Ineffective containment of a drilling well blowout or pipeline rupture could result in extensive environmental pollution and substantial remediation expenses, as well as governmental fines and penalties. If our production is interrupted significantly, our efforts at containment are ineffective, or litigation arises as the result of a catastrophic occurrence, our cash flows, and in turn, our results of operations could be materially and adversely affected.

We may not be able to keep pace with technological advances.

The energy industry in general, and the oil and natural gas industry in particular, continue to undergo significant changes, primarily due to technological developments. Because of the rapid growth of technology, shifting consumer tastes, and the popularity and availability of other forms of energy, it is impossible to predict the overall effect these factors could have on potential revenue from and profitability of oil and natural gas exploration and development. Additionally, technological advances in fuel economy and energy generation devices could reduce demand for natural gas and oil. It is impossible to predict the overall effect these factors could have on our ability to compete effectively in a changing market, and if we are not able to keep pace with technological advances, then our revenues, profitability, and results from operations may be materially adversely affected.

The nature of our business involves significant risks and uncertainties that may not be covered by insurance or indemnity.

Certain of our activities are inherently dangerous and could result in loss of life or property damage. Certain products may raise questions with respect to issues of environmental harm or injury, trespass, conversion, and similar concepts, which may raise complex legal issues. Indemnification to cover potential claims or liabilities resulting from a failure may be available in certain circumstances but not in others. The insurance we maintain may not be adequate to protect against all our risks and uncertainties. Claims resulting from an accident, failure, environmental damage, or liability arising from our activities in excess of any indemnity or insurance coverage (or for which indemnity or insurance is not available or was not obtained) could harm our financial condition, cash flows, and operating results. Any accident, failure, environmental damage, or liability, even if fully covered or insured, could negatively affect our reputation among our customers and the public and make it more difficult for us to operate.

Our strategy may not be successful.

We intend to expand our operations and base, in large part, by acquiring additional leases. Our operations are subject to all the risks inherent in the growth of a new business. The timing and related expenses of expansion may cause our revenues, if any, to fluctuate. The likelihood of our success must be considered in the light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the growth of a business and the reliance on our ability to establish ongoing relationships with operators, mineral rights owners, and surface owners, and satisfy legal and regulatory requirements, as we encounter uncertainty about implementation of our strategies and capabilities, unfamiliarity with our operating methods, and competition. We may not be successful in our proposed business activities.

We may be negatively impacted by the seasonality of our business.

Winter weather conditions and lease stipulations can limit or temporarily halt restart, rework, and re-completion activities and producing activities for oil and natural gas operations. These constraints and the resulting shortages or high costs could delay or temporarily halt the operations and materially increase our operating and capital costs. Such seasonal anomalies can also pose challenges for meeting objectives and may increase competition for equipment, supplies and personnel during the spring and summer months, which could lead to shortages and increase costs or delay or temporarily halt our operations.

If we fail to properly manage our anticipated growth, our business could suffer.

The planned growth of our commercial operations may place a significant strain on our management and on our operational and financial resources and systems. To manage growth effectively, we will need to maintain a system of management controls, and attract and retain qualified personnel, as well as develop, train, and manage management-level and other employees. Failure to manage our growth effectively could cause us to over-invest or under-invest in infrastructure and result in losses or weaknesses in our infrastructure, which could have a material adverse effect on our business, results of operations, financial condition, and cash flow. Any failure by us to manage our growth effectively could have a negative effect on our ability to achieve our development and commercialization goals and strategies. As such, we have been and will continue to acquire and develop prospective leases in Texas specifically. Furthermore, we have also been evaluating locations throughout the United States via our proprietary software technology. The company has engaged in talks regarding potential strategic partnerships with other companies (field services, operators, suppliers, transportation, etc.). However, these partnerships and leases may fail to generate profit or never materialize at all and should in no way be indicative of our prospects.

We may occasionally encounter potential conflicts of interest, and failing to identify and address such conflicts of interest could adversely affect our business.

We face the possibility of actual, potential, or perceived conflicts of interest in the ordinary course of our business operations. Conflicts of interest may exist between us and our clients, our clients, us and our employees, our clients and our employees, and us and our directors and officers. As we expand the scope of our business, it is critical for us to be able to timely address potential conflicts of interest, including situations where two or more interests within our businesses naturally exist but are in competition or conflict. However, appropriately identifying and managing actual, potential, or perceived conflicts of interest is complex and difficult, and our reputation and our clients' confidence in us could be damaged if we fail, or appear to fail, to deal appropriately with one or more actual, potential, or perceived conflicts of interest. It is possible that actual, potential, or perceived conflicts of interest could also give rise to client dissatisfaction, litigation, or regulatory enforcement actions. Regulatory scrutiny of, or litigation in connection with, conflicts of interest could have a material adverse effect on our reputation, which could materially and adversely affect our business in several ways, including a reluctance of some potential clients and counterparties to do business with us. Any of the foregoing could materially and adversely affect our reputation, business, financial condition, and results of operations.

Our reputation, or the reputation of our industry as a whole, may be harmed.

The reputation of our brand is critical to our business and competitiveness. If we fail or are perceived to have failed, to deal with issues that may give rise to reputational risk, our business and prospects may be harmed. Such issues may include mishandling client complaints, potential conflicts of interest, privacy breaches, client data leaks, improper sales practices, as well as failures to identify legal, credit, liquidity, and market risks inherent in our business. Failure to appropriately address these issues could reduce clients' confidence in us or increase client attrition rate, which may adversely affect our reputation and business. In addition, any malicious or negative allegation made by the media or other parties about the foregoing or other aspects of us, including our management, business, compliance with the law, financial condition, or prospects, whether with merit or not, could severely compromise our reputation and harm our business and operating results.

Negative publicity about the gas and oil industry in general may also have a negative impact on our reputation, regardless of whether we have engaged in any inappropriate activities. Moreover, negative publicity about our partners, service providers, or other counterparties, such as negative publicity about their client complaints and any failure by them to adequately protect the information of our investors and borrowers, to comply with applicable laws and regulations, or to otherwise meet required quality and service standards could harm our reputation. If any of the foregoing takes place, our business and results of operations could be materially and adversely affected.

We and our officers may be subject to litigation, arbitration, or other legal proceedings risk.

We and our officers may be subject to arbitration claims and lawsuits in the ordinary course of our business. As of the date of this memorandum, we or our and officers are not a party to, and are not aware of any threat of, any legal proceeding that, in the opinion of our management, is likely to have a material adverse effect on our business, financial condition or operations. Actions brought against us may result in settlements, awards, injunctions, fines, penalties, and other results adverse to us. Predicting the outcome of such matters is inherently difficult, particularly where claims are brought on behalf of various classes of claimants or by many claimants when claimants seek substantial or unspecified damages, or when investigations or legal proceedings are at an early stage. A substantial judgment, settlement, fine, or penalty could be material to our operating results or cash flows for a particular period, depending on our results for that period, or could cause us significant reputational harm, which could harm our business prospects. In market downturns, the volume of legal claims and amount of damages sought in litigation and regulatory proceedings against securities brokerage companies have historically increased. The amounts involved in the trades we execute, together with rapid price movements in our currency pairs, can result in potentially large damage claims in any litigation resulting from such trades. Dissatisfied clients may make claims against us regarding the quality of trade execution, improperly settled trades, mismanagement, or even fraud, and these claims may increase as our business expands.

In addition, even if we prevail in any litigation or enforcement proceedings against us, we could incur significant legal expenses defending against the claims, even those without merit. Moreover, because even claims without merit can damage our reputation or raise concerns among our clients, we may feel compelled to settle claims at significant cost. The initiation of any claim, proceeding, or investigation against us, or an adverse resolution of any such matter, could have a material adverse effect on our reputation, business, financial condition, and results of operations and cash flows.

We may face various risks associated with the long-term trend toward increased activism against oil and natural gas exploration and development activities.

Opposition toward oil and natural gas production has been growing globally. Companies in the oil and natural gas industry are often the target of activist efforts from both individuals and non-governmental organizations regarding safety, environmental compliance, and business practices. Anti-development activists are working to, among other things, reduce access to federal and state government lands and delay or cancel certain projects, such as the development of oil or gas shale plays. For example, environmental activists continue to advocate for increased regulations or bans on shale drilling and hydraulic fracturing in the United States, even in jurisdictions that are among the most stringent in their regulation of the industry. Future activist efforts could result in the following:

- delay or denial of drilling permits;
- shortening of lease terms or reduction in lease size;
- restrictions on installation or operation of production, gathering, or processing facilities;
- restrictions on the use of certain operating practices, such as hydraulic fracturing, or the disposal of related waste materials, such as hydraulic fracturing fluids and produced water;
- increased severance and/or other taxes;
- cyber-attacks;
- legal challenges or lawsuits;
- negative publicity about our business or the oil and natural gas industry in general;
- increased costs of doing business;
- reduction in demand for our products; and
- other adverse effects on our ability to develop our properties and expand production.

We may need to incur significant costs associated with responding to these initiatives. Complying with any resulting additional legal or regulatory requirements that are substantial could have a material adverse effect on our business, financial condition, cash flows, and results of operations.

The loss of key personnel, an inability to attract and retain additional personnel, or difficulties in integrating new members of our management team into our company could affect our ability to grow our business successfully.

Our future success will depend in large part upon the continued service of the members of our executive management team and key employees. In addition, our success will also depend on our ability to attract and retain qualified technical, sales and marketing, user support, financial and accounting, legal, and other managerial personnel. The competition for skilled personnel in the industries in which we operate is intense. Our personnel generally may terminate their employment at any time for any reason. We may incur significant costs to attract and retain highly skilled personnel, and we may lose new employees to our competitors before we realize the benefit of our investment in recruiting them. As we move into new geographies, we will need to attract and recruit skilled personnel across functional areas. If we fail to attract new personnel, or suffer increased costs or business operations interruptions as a result of a labor dispute, or fail to retain and motivate our current personnel, we might not be able to operate our businesses effectively or efficiently, serve our future customers properly or maintain the quality of our services.

Failure of third-party systems upon which we rely could adversely affect our business operation.

Due to the rapid pace of technological changes in the online securities brokerage industry, as described above, parts of our business rely on technologies developed or licensed by third parties. Any interruption in the third parties' services or deterioration in the third parties' performance or quality could adversely affect our business operations. Moreover, we may not be able to obtain or continue to obtain licenses and technologies from these third parties on reasonable terms or at all, which could materially impact our business and the results of operations.

Adverse developments in general business and economic conditions, as well as conditions in the global capital market, could adversely affect the demand for our services, the business, the financial condition and results of operations, and our customers.

Volatility in the global capital market, which impacts interest rates, currency exchange rates, and the availability of credit, could have an adverse effect on our business, financial condition, and results of operations and our customers. Financial difficulties of customers, whether as a result of a downturn in general economic or industry conditions or otherwise, may result in failures of customers to timely pay amounts due or adversely affect the collectability of our accounts receivable, which could have a material adverse effect on our business, financial condition and results of operations. A bankruptcy or liquidity event by one or more of our customers could have a material adverse effect on our business, financial condition, and results of operations.

We face risks related to natural disasters, health epidemics, and other outbreaks, which could significantly disrupt our operations.

We are vulnerable to natural disasters and other calamities. Fire, floods, typhoons, earthquakes, power loss, telecommunications failures, break-ins, war, riots, terrorist attacks, or similar events may give rise to server interruptions, breakdowns, system failures, technology platform failures, or internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware as well as adversely affect our ability to provide products and services on our marketplace. Moreover, our business could also be adversely affected by Ebola virus disease, Zika virus disease, H1N1 flu, H7N9 flu, avian flu, SARS, or other epidemics. We are currently operating in a period of economic uncertainty and capital market disruption, which has been significantly impacted by geopolitical instability due to the ongoing military conflict between Russia and Ukraine. Our business, financial condition, and results of operations may be materially and adversely affected by any negative impact on the global economy and capital markets resulting from the conflict in Ukraine or any other geopolitical tensions. U.S. and global markets are experiencing volatility and disruption following the escalation of geopolitical tensions and the start of the military conflict between Russia and Ukraine. Although the length and impact of the ongoing military conflict is highly unpredictable, the conflict in Ukraine could lead to market disruptions, including significant volatility in commodity prices, credit and capital markets, as well as supply chain interruptions. We are continuing to monitor the situation in Ukraine and globally and assessing its potential impact on our business. In addition, Russian military actions and the resulting sanctions could adversely affect the global economy and financial markets and lead to instability and lack of liquidity in capital markets, potentially making it more difficult for us to obtain additional funds. Any of the above-mentioned factors could affect our business, prospects, financial condition, and operating results. The extent and duration of the military action, sanctions, and resulting market disruptions are impossible to predict but could be substantial. Any such disruptions may also magnify the impact of other risks described in this registration statement.

If we are unable to attract and retain qualified management, we will be unable to operate efficiently, which could reduce our profitability.

Our business is managed by a small number of key executive and operational officers. We may be unable to hire and retain the sufficient skilled labor force necessary to operate efficiently and to support our growth strategy. Our labor expenses may increase as a result of a shortage in the supply of skilled personnel. Labor shortages, increased labor costs, or the loss of key personnel could reduce our profitability and negatively impact our business. Future growth could also impose significant additional responsibilities on members of our senior management, including the need to recruit and integrate new senior-level managers and executives. To the extent that we are unable to manage our growth effectively or are unable to attract and retain additional qualified management, we may not be able to expand our operations or successfully execute our business plan.

Labor shortages and/or our ability to attract and retain skilled workers may impair growth potential and profitability.

Our industry is labor-intensive, and many businesses experience a high rate of employee turnover. At times of low unemployment rates in the United States, it is typically more difficult for us to find qualified personnel at low cost in some geographic areas where we operate. Our ability to remain productive and profitable will depend substantially on our ability to attract and retain skilled workers, create leadership opportunities, and successfully implement diversity, equity, and inclusion initiatives. Further, our relationships with some customers could suffer if we are unable to retain the employees with whom those customers primarily work and have established relationships. Our ability to expand our operations is in part impacted by our ability to increase our labor force. The demand for employees is high, and the supply is limited. A significant increase in the wages paid and benefits offered by competing employers could also result in a reduction in our labor force, increases in our labor costs, or both. Prolonged labor shortages, increased turnover, or labor inflation could diminish our profitability and impair our growth potential, which could have a material adverse effect on our reputation, business, financial condition, results of operations, or cash flows.

Information technology system failures, network disruptions, or cybersecurity breaches could adversely affect our business.

We use and rely significantly on sophisticated information technology systems, networks, and infrastructure in conducting our day-to-day operations, providing services to certain customers, and protecting sensitive Company information. In addition, we also rely on third-party software and information technology for certain of our critical accounting, project management and financial information systems. We also collect and retain information about our customers, shareholders, vendors, and employees, with the expectation by such third parties being that we will adequately protect such information.

Information technology system failures, including suppliers' or vendors' system failures, could disrupt our operations by causing transaction errors, processing inefficiencies, the loss of customers, other business disruptions, or the loss of employees or other third-party personal information. We have in the past experienced system interruptions and delays and expect that such interruptions and delays may occur in the future, given the increasing diversity and sophistication of cybersecurity threats. In addition, our systems, networks, and infrastructure could be damaged or interrupted by natural disasters, power loss, telecommunications failures, intentional or inadvertent user misuse or error, failures of information technology solutions, computer viruses, malicious code, ransomware attacks, and acts of terrorism. We may also be subject to physical or electronic security breaches, including breaches by computer hackers or cyber-terrorists or unauthorized access to or disclosure of our or our customers' data. These events could impact our customers, employees, and reputation and lead to financial losses from remediation actions, loss of business or access to our business data, potential liability, or an increase in expenses, all of which may have a material adverse effect on our business. Similar risks could affect our customers and vendors, indirectly affecting us. While we have security, internal control, and technology measures in place to protect our systems and networks, these measures could fail as a result of a cyber-attack, other third-party actions, employee error, malfeasance, or other security failure. Because the techniques used to obtain unauthorized access or sabotage systems change frequently and generally are not identified until they are launched against a target, we may be unable to anticipate these techniques or implement adequate preventative measures. As a result, we may be required to expend significant resources to protect against the threat of system disruptions and security breaches or to alleviate problems caused by these disruptions and breaches. Any of these events could damage our reputation and have a material adverse effect on our business, results of operations, financial condition, and cash flows.

In addition, current and future laws and regulations governing data privacy and the unauthorized disclosure of confidential information may pose complex compliance challenges and result in additional costs. Failure to comply with such laws and regulations could result in penalties or fines, legal liabilities, or reputational harm. The continuing and evolving threat of cyber-attacks has also resulted in increased regulatory focus on risk management and prevention. New cyber-related regulations or other requirements could require significant additional resources and cause us to incur significant costs, which could have an adverse effect on our results of operations and cash flows.

We regularly evaluate the need to upgrade or replace our systems and network infrastructure to protect our information technology environment, stay current on vendor-supported products, and improve the efficiency and scope of our systems and information technology capabilities. The implementation of new systems and information technology could adversely impact our operations by requiring substantial capital expenditures, diverting management's attention, or causing delays or difficulties in transitioning to new systems. In addition, our systems implementations may not result in productivity improvements at the levels anticipated. Systems implementation disruption and any other information technology disruption, if not anticipated and appropriately mitigated, could have an adverse effect on our business.

Actual and potential claims, lawsuits, and proceedings could ultimately reduce our profitability and liquidity and weaken our financial condition.

We may be named as a defendant in legal proceedings claiming damages from us in connection with the operation of our business. These actions and proceedings may involve claims for, among other things, compensation for alleged personal injury, workers' compensation, employment discrimination, breach of contract, or property damage. Due to the inherent uncertainties of litigation, we cannot accurately predict the ultimate outcome of any such actions or proceedings. We also may be, from time to time, a plaintiff in legal proceedings against customers or third parties. When appropriate, we establish provisions against possible exposures, and we adjust these provisions from time to time according to ongoing exposure. If our assumptions and estimates related to these exposures prove to be inadequate or inaccurate, we could experience a reduction in our profitability and liquidity and a weakening of our financial condition. In addition, claims, lawsuits, and proceedings may harm our reputation or divert management resources away from operating our business.

We may not be able to adequately protect our intellectual property, which could harm the value of our brand and adversely affect our business.

Our ability to implement our business plan successfully depends in part on our ability to further build brand recognition using our trademarks, service marks, and other proprietary intellectual property, including our name and logos. While it is our policy to protect and defend vigorously our rights to our intellectual property, we cannot predict whether steps taken by us to protect our intellectual property rights will be adequate to prevent infringement or misappropriation of these rights. Although we believe that we have sufficient rights to all of our trademarks, service marks, and other intellectual property rights, we may face claims of infringement that could interfere with our business or our ability to market and promote our brands. Any such litigation may be costly, divert resources from our business and divert the attention of management. Moreover, if we are unable to successfully defend against such claims, we may be prevented from using our trademarks, service marks, or other intellectual property rights in the future and may be liable for damages, which in turn could materially adversely affect our business, financial position or results of operations.

Although we make a significant effort to avoid infringing any known proprietary rights of third parties, the steps we take to prevent misappropriation, infringement, or other violations of the intellectual property of others may not be successful, and from time to time, we may receive notice that a third party believes that our use of certain trademarks, service marks, and other proprietary intellectual property may be infringing certain trademarks or other proprietary rights of such third party. Responding to and defending such claims, regardless of their merit, can be costly and time-consuming, can divert management's attention and other resources, and we may not prevail. Depending on the resolution of such claims, we may be barred from using a specific mark or other rights, may be required to enter into licensing arrangements from the third party claiming infringement (which may not be available on commercially reasonable terms or at all), or may become liable for significant damages. If any of the foregoing occurs, our ability to compete could be affected, or our business, financial position, and results of operations may be adversely affected.

Geopolitical and macroeconomic instability could adversely affect our operations, asset valuations, and strategic objectives.

Our business could be materially and adversely affected by deteriorating global or regional economic conditions, political instability, or armed conflict. The ongoing conflict between Ukraine and Russia, recent escalations in the Middle East, heightened trade tensions between the United States and its trading partners, and other disruptions beyond our control have contributed to increased market volatility, inflationary pressures, and uncertainty regarding the availability and cost of capital. These conditions could negatively impact the energy sector, limit liquidity, suppress commodity prices, or increase the costs of regulatory compliance, any of which could reduce the attractiveness, value, or operability of oil and gas assets we seek to acquire or currently manage and operate.

Trade policy shifts, including new tariffs and cross-border restrictions, may disrupt our supply chains and increase our costs.

Recent and proposed changes to U.S. trade policy, including the imposition of tariffs on imported goods, evolving customs enforcement practices, and retaliatory measures by foreign governments, could impair our ability to acquire, develop, or monetize oil and gas assets, particularly those involving equipment, services, or components sourced from international suppliers. Although our acquisition strategy prioritizes assets within the United States, many components used in drilling, rehabilitation, and monitoring activities originate abroad or are subject to global pricing trends. If trade restrictions increase our input costs, we may be unable to pass those costs to buyers or joint-venture partners, which could compress margins, impair asset valuations, and delay our planned divestitures or development timelines.

Risks Related to Government Regulation

We are subject to complex laws and regulatory actions that can affect the cost, manner, feasibility, or timing of doing business.

Existing and potential regulatory actions could increase our costs and reduce our liquidity, delay our operations, or otherwise alter the way we conduct our business. Exploration and development and the production and sale of oil and natural gas are subject to extensive federal, state, provincial, tribal, local, and international regulation. We may be required to make large expenditures to comply with environmental, natural resource protection, and other governmental regulations, including the following:

- restrictions for the protection of wildlife that regulate the time, place, and manner in which we conduct operations;
- the amounts, types, and manner of substances and materials that may be released into the environment;
- response to unexpected releases into the environment;
- reports and permits concerning exploration, drilling, production, and other operations;
- the placement and spacing of wells;

- cement and casing strength;
- unitization and pooling of properties;
- calculating royalties on oil and natural gas produced under federal and state leases; and
- taxation.

Under these laws, we could be liable for personal injuries, property damage, oil spills, discharge of hazardous materials into the environment, remediation and clean-up costs, natural resource risk mitigation, damages, and other environmental or habitat damages. We also could be required to install and operate expensive pollution controls, engage in environmental risk management, incur increased waste disposal costs, or limit or even cease activities on lands located within wilderness, wetlands or other environmentally or politically sensitive areas. In addition, failure to comply with applicable laws also may result in the suspension or termination of our operations and subject us to administrative, civil and criminal penalties as well as the imposition of corrective action orders. Any such liabilities, penalties, suspensions, terminations, or regulatory changes could have a material adverse effect on our business, financial condition, results of operations, or cash flows.

The matters described above and other potential legislative proposals, along with any applicable legislation introduced and passed in Congress or new rules or regulations promulgated by the state or US federal government, could increase our costs, reduce our liquidity, delay our operations, or otherwise alter the way we conduct our business, negatively impacting our financial condition, results of operations and cash flows. Although it is not possible at this time to predict whether proposed legislation or regulations will be adopted as initially written, if at all, or how legislation or new regulation that may be adopted would impact our business, any such future laws and regulations could result in increased compliance costs or additional operating restrictions. Additional costs or operating restrictions associated with legislation or regulations could have a material adverse effect on our results of operations and cash flows, in addition to the demand for the oil and natural gas that we produce.

Climate change laws and regulations restricting emissions of "greenhouse gases" could result in increased operating costs and reduced demand for the oil and natural gas that we produce, while potential physical effects of climate change could disrupt our production and cause us to incur significant costs in preparing for or responding to those effects.

In response to findings that emissions of carbon dioxide, methane, and other greenhouse gases (GHGs) present an endangerment to public health and the environment, the EPA has adopted regulations under existing provisions of the federal Clean Air Act that, among other things, address GHG emissions for certain sources, including pipelines. Although it is not possible at this time to predict how legislation or new regulations that may be adopted to address GHG emissions would impact our business, any such future laws and regulations imposing reporting obligations on, or limiting emissions of GHGs from, our equipment and operations could require us to incur costs to reduce emissions of GHGs associated with our operations. Severe limitations on GHG emissions could also adversely affect demand for the oil and natural gas we produce and lower the value of our reserves, which in turn could have a material adverse effect on our business, financial condition, results of operations, or cash flows. Moreover, incentives to conserve energy or use alternative energy sources as a means of addressing climate change could reduce demand for natural gas, oil, and NGL. Finally, it should be noted that some scientists have concluded that increasing concentrations of GHGs in the Earth's atmosphere may produce climate changes that have significant physical effects, such as increased frequency and severity of storms, floods, droughts, and other extreme climatic events; if any such effects were to occur, they could have an adverse effect on our exploration and production operations.

Our ability to develop and realize value from the MR Asset, and in particular the Koonsen lease, depends on navigating a series of operational, legal and environmental challenges that could materially and adversely affect our business, financial condition, results of operations and cash flows.

Our ability to develop and realize value from the MR Asset, particularly the Koonsen lease, relies on successfully navigating a series of operational, legal, and environmental challenges that could materially and adversely affect our business, financial condition, results of operations, and cash flows. We are managing the Koonsen lease, which includes more than 200 legacy wells, under the Texas Railroad Commission's (RRC) Form P-6 program. This framework permits operators to recommence activity on a well-by-well basis, enabling a selective approach that reduces exposure to historical liabilities. However, it also requires each targeted well to undergo case-by-case scrutiny by the RRC's Underground Injection Control (UIC) division. Until the UIC division approves our P-6 elections, we cannot proceed with planned workovers or injections, and any delay, denial, or additional stipulations from the UIC or other regulators could defer production, impair reserve recognition, and force us to reallocate capital to less attractive projects.

There may be title defects, undocumented mechanical integrity issues, or undiscovered environmental conditions, including groundwater contamination, on the Koonsen lease or elsewhere in the MR Asset. While the P-6 program confines our immediate obligations to a specific subset of wells, we may still face remediation costs or civil penalties if it is determined that our activities contributed to—or failed to prevent—historical damage. These liabilities may not be fully covered by our existing insurance or indemnity agreements.

A suspension of operations on the Koonsen lease, whether due to regulatory reviews, mechanical failures, or environmental incidents, would reduce near-term production and could trigger higher unit-lifting costs, impairments, write-downs of proved reserves, or defaults under commercial agreements tied to minimum production thresholds. We cannot guarantee that operations will resume as scheduled, nor can we rule out future interruptions.

Our current development plan presumes that the P-6 process will allow for the systematic rehabilitation of select Koonsen wells, while capital is also deployed to other MR Asset leases that already meet regulatory standards. However, if regulatory approvals are delayed, liability estimates increase, or commodity prices decline, we may be forced to redirect funds from other growth initiatives, raise capital under unfavorable terms, or abandon parts of the MR Asset entirely, each scenario posing a threat to shareholder value.

Given that many of these uncertainties are beyond our control and could be exacerbated by shifting regulatory priorities or market conditions, investors should view the MR Asset and the Koonsen lease development program as carrying elevated risk relative to our more established operations.

Future legislation may eliminate certain U.S. federal income tax deductions currently available for natural gas and oil exploration and development.

In past years, legislation has been proposed that would, if enacted into law, make significant changes to U.S. tax laws, including to certain key U.S. federal income tax provisions currently available to oil and natural gas companies. Such legislative changes have included, but not been limited to:

- the repeal of the percentage depletion allowance for oil and natural gas properties;
- the elimination of current deductions for intangible drilling and development costs;
- the elimination of the deduction for certain domestic production activities; and
- an extension of the amortization period for certain geological and geophysical expenditures.

Although these provisions were largely unchanged in the Tax Act, which was signed on December 22, 2017, Congress could consider and could include some or all of these proposals as part of future tax reform legislation to accompany lower federal income tax rates. Moreover, other more general features of any additional tax reform legislation, including changes to cost recovery rules, may be developed that also would change the taxation of oil and natural gas companies. It is unclear whether these or similar changes will be enacted in future legislation and, if enacted, how soon any such changes could take effect. The passage of any legislation as a result of these proposals or any similar changes in U.S. federal income tax laws could eliminate or postpone certain tax deductions that currently are available with respect to oil and natural gas development or increase costs, and any such changes could have an adverse effect on the Company's financial position, results of operations and cash flows.

We are subject to data privacy governmental regulations, which can change. Failure to comply with these regulations may have a material negative effect on our business and results of operations.

We will be subject to substantial governmental regulations affecting our business. These include, but are not limited to, data privacy and protection laws, regulations, policies, and contractual obligations that apply to the collection, transmission, storage, processing, and use of personal information or personal data, which, among other things, impose certain requirements relating to the privacy and security of personal information. The variety of laws and regulations governing data privacy and protection and the use of the Internet as a commercial medium is rapidly evolving, extensive, and complex and may include provisions and obligations that are inconsistent with one another or uncertain in their scope or application.

In the ordinary course of our business, we might collect and store in our internal and external data centers, cloud services, and networks sensitive data, including our proprietary business information and that of our customers, suppliers, and business collaborators, as well as personal information of our customers and employees. The secure processing, maintenance, and transmission of this information is critical to our operations and business strategy. The number and sophistication of attempted attacks and intrusions that companies have experienced from third parties has increased over the past few years. Despite our security measures, it is impossible for us to eliminate this risk.

A number of U.S. states have enacted data privacy and security laws and regulations that govern the collection, use, disclosure, transfer, storage, disposal, and protection of personal information, such as social security numbers, financial information, and other sensitive personal information. For example, all 50 states and several U.S. territories now have data breach laws that require timely notification to affected individuals and, at times, regulators, credit reporting agencies, and other bodies if a company has experienced the unauthorized access or acquisition of certain personal information. Other state laws, such as the California Consumer Privacy Act, as amended, or the CCPA, among other things, contain disclosure obligations for businesses that collect personal information about residents in their state and afford those individuals new rights relating to their personal information that may affect our ability to collect and/or use personal information. Effective January 1, 2023, we will also become subject to the California Privacy Rights Act, which expands upon the consumer data use restrictions, penalties, and enforcement provisions under the CCPA, and Virginia's Consumer Data Protection Act, another comprehensive data privacy law. Effective July 1, 2023, we will also become subject to the Colorado Privacy Act and Connecticut's An Act Concerning Personal Data Privacy and Online Monitoring, which are also comprehensive consumer privacy laws. Effective December 31, 2023, we will also become subject to the Utah Consumer Privacy Act regarding business handling of consumers' data. In addition, several other states and the federal government have considered or are considering privacy laws like the CCPA. We will continue to monitor and assess the impact of these laws, which may impose substantial penalties for violations, impose significant costs for investigations and compliance, allow private class-action litigation, and carry significant potential liability for our business.

New and evolving regulations and compliance standards for cybersecurity, data protection, privacy, and internal IT controls are often created in response to a major cyberattack and will increasingly impact organizations like our company. Regulatory and policy-driven obligations may occur unexpectedly and require the Company to divert substantial resources to meet expensive and time-consuming compliance measures. The interpretation and enforcement of the laws and regulations described above are uncertain and subject to change and may require substantial costs to monitor, implement, and maintain adequate compliance programs. Failure to comply with U.S. and international data protection laws and regulations could result in government enforcement actions (which could include substantial civil and/or criminal penalties), private litigation, and/or adverse publicity and could negatively affect our operating results and business.

The fear of non-compliance, failed audits, and material findings may compel us to spend more to ensure we are in compliance, which may result in costly, one-off implementations to mitigate potential fines or reputational damage. The high costs associated with failing to meet regulatory requirements, combined with the risk of fallout from security breaches, have elevated this topic from the IT organization to the executive and board levels. We may, therefore, spend additional time and money ensuring we will meet possible or unforeseeable future data protection regulations.

We will face growing regulatory and compliance requirements in various areas, which can be costly and time-consuming.

Our business is, and may in the future be, subject to a variety of laws and regulations, including working conditions, labor, immigration and employment laws, and health, safety and sanitation requirements. We are unable to predict the outcome or effects of any potential legislative or regulatory proposals on our business. Any changes to the legal and regulatory framework applicable to our business could have an adverse impact on our business and results of operations. Our failure to comply with applicable governmental laws and regulations or to maintain necessary permits or licenses could result in liability that could have a material negative effect on our business and the results of operations.

Possible changes in federal/local tax laws or the application of existing federal/local tax laws may result in significant variability in our results of operations and tax liability for the investor.

The Internal Revenue Code of 1986, as amended, is subject to change by Congress, and interpretations may be modified or affected by judicial decisions by the Treasury Department through changes in regulations and by the Internal Revenue Service through its audit policy, announcements, and published and private rulings. Although significant changes to the tax laws historically have been given prospective application, no assurance can be given that any changes made in the tax law affecting investment in our company would be limited to prospective effect. Accordingly, the ultimate effect on an investor's tax situation may be governed by laws, regulations, or interpretations of laws or regulations that have not yet been proposed, passed, or made, as the case may be.

Changes in the U.S. political environment could negatively impact our business.

There is significant ongoing uncertainty with respect to potential legislation, regulation, and government policy at the federal, state, and local levels in the United States. Such uncertainty and any material changes in such legislation, regulation, and government policy could significantly impact our business as well as the markets in which we compete. Specific legislative and regulatory proposals that might materially impact us include but are not limited to changes in liability rules for data privacy regulations, import and export regulations, income tax regulations and the U.S. federal tax code and public company reporting requirements, immigration policies and enforcement, healthcare law, minimum wage laws, climate and energy policies, foreign trade and relations with foreign governments, and pandemic response. To the extent changes in the political environment have a negative impact on us or on our customers, our markets, our business, results of operation and financial condition could be materially and adversely impacted in the future.

Risks Related to Ownership of our Common Stock

State law may restrict your ability to sell our Common Stock, making it difficult to transfer, sell, or otherwise dispose of our common stock.

Each state has its own securities laws, often called "blue sky" laws, which (1) limit sales of securities to a state's residents unless the securities are registered in that state or qualify for an exemption from registration and (2) govern the reporting requirements for broker-dealers and stockbrokers doing business directly or indirectly in the state. Before a security is sold in a state, there must be a registration in place to cover the transaction, or it must be exempt from registration. Also, the broker must be registered in that state. We do not know whether the common stock offered herein will be registered or exempt under the laws of any state. A determination regarding registration will be made by the broker-dealers, if any, who agree to serve as the market-makers for the shares. There may be significant state blue sky law restrictions on the ability of investors to sell and on purchasers to buy our common stock. Investors should consider the resale market for our shares to be limited. Investors may be unable to resell their common stock, or they may be unable to resell such common stock without the significant expense of state registration or qualification.

There has been no independent valuation of our shares, which means that such stock may be worth less than the offering price in the Offering.

We determined the per-share purchase price in the 2024-2025 Regulation Crowdfunding Offering without an independent valuation of our common stock. As such, the valuation is highly speculative and arbitrary. There is no relation to the market value, book value, or any other established criteria. Our common stock may have a value significantly less than the 2024-2025 Regulation Crowdfunding Offering price, and the shares may never obtain a value equal to or greater than such price.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary and are not required to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing, and remediation required in order to comply with the management certification and auditor attestation requirements.

Neither the 2024-2025 Regulation Crowdfunding Offering or the shares have been registered under federal or state securities laws, which leads to the absence of certain regulations applicable to us.

No governmental agency has reviewed or passed upon this 2024-2025 Regulation Crowdfunding Offering, our company, or any securities of our company. We also have relied on exemptions from securities registration requirements under applicable state securities laws. Our shareholders, therefore, will not receive any of the benefits that such registration would otherwise provide.

There is no guarantee of return on your investment.

There is no assurance that an investor in our shares will realize a return on their investment or that they will not lose their entire investment.

Raising additional capital may dilute our current shareholders, including purchasers of our common stock in this Offering, or restrict our operations.

Until such time, if ever, as we can generate substantial revenues, we expect to finance our cash needs through a combination of equity and/or debt financing and collaborations or other strategic arrangements. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms of such securities may include liquidation or other preferences that adversely affect your rights as a shareholder.

To the extent that we raise additional capital through debt financing, it would result in increased fixed payment obligations and a portion of our operating cash flows, if any, being dedicated to the payment of principal and interest on such indebtedness. In addition, debt financing may involve agreements that include restrictive covenants that impose operating restrictions, such as restrictions on the incurrence of additional debt, the making of certain capital expenditures, or the declaration of dividends.

Future issuances of debt securities, which would rank senior to our common stock upon our bankruptcy or liquidation, and future issuances of preferred shares, which could rank senior to our Common stock for dividends and liquidating distributions, may adversely affect the level of return you may be able to achieve from an investment in our Common stock.

In the future, we may attempt to increase our capital resources by offering debt securities. Upon bankruptcy or liquidation, holders of our debt securities and lenders with respect to other borrowings we may make would receive distributions of our available assets prior to any distributions being made to holders of our Common stock. Moreover, if we issue preferred stock, the holders of such preferred stock could be entitled to preferences over holders of our shares in respect of the payment of dividends and the payment of liquidating distributions. Because our decision to issue debt or preferred stock in any future offering or borrow money from lenders will depend in part on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing, or nature of any such future offerings or borrowings. Holders of our shares must bear the risk that any future offerings we conduct or borrowings we make may adversely affect the level of return, if any, they may be able to achieve from an investment in our shares.

There is no guarantee that we will ever complete future private or public offerings of our shares or other securities, and we may never raise capital sufficient to execute our business plan.

Although we intend to file a confidential registration statement with the United States Securities and Exchange Commission, or the SEC, in the future, there is no guarantee that we will be able to do so or that any registration statement, if filed, will ever be declared effective by the SEC. Similarly, we may not ever be able to complete future offerings of the Company's securities at a purchase price greater than the price of the shares in the 2024-2024 Regulation Crowdfunding Offering or at all. If we are unable to complete the future offerings of the Company's securities, we may not have sufficient capital to execute our business plan, and our business development plans could be adversely affected.

There is no current trading market for our securities, and if a trading market does not develop, purchasers of our securities may have difficulty selling their shares.

There is currently no established public trading market for our securities, and an active trading market in our securities may not develop or, if developed, may not be sustained. We intend in the future to list our securities on a U.S. securities exchange, but we may never be able to do so. If, for any reason, our securities are not listed on a securities exchange or quoted on an alternative trading system, or a public trading market does not otherwise develop, purchasers of our shares may have difficulty selling their shares should they desire to do so. No market makers have committed to become market makers for our securities, and none may do so.

Even if a market develops for our securities, our shares may be thinly traded with wide share price fluctuations, low share prices, and minimal liquidity.

Even if our securities are listed for trading, and if an established market for our shares develops, the share price may still be volatile with wide fluctuations in response to several factors, including potential investors' anticipated feelings regarding our results of operations, growth prospects, competition, and our ability or inability to generate future revenues. In addition, our future share price may be affected by factors that are unrelated or disproportionate to our operating performance. Our future share price might be affected by general economic, political, and market conditions, such as recessions, interest rates, commodity prices, or international currency fluctuations. These factors, which are not under our control, may have a material effect on our future share price.

Certain provisions of governing documents and the Nevada Revised Statutes may have the effect of discouraging or delaying a change in control of our company.

Certain provisions in our governing documents, the Nevada Revised Statutes, and the subscription agreement related to this offering, may make it difficult for third parties to acquire control of our company, even if doing so might be in the best interests of our shareholders. Additionally, these provisions may deter potential acquirers from pursuing transactions that might otherwise be favorable to our shareholders, and consequently, our shareholders may not have the opportunity to sell their shares at a premium, and the market price of our shares could be adversely affected. For example:

- *Removal of Board Members*: Our bylaws provide that no director may be removed by less than a majority of the issued and outstanding shares entitled to vote on such removal.

- *Number of Directors and Vacancies on the Board:* Our bylaws also permit the board of directors to establish the number of directors and fill any vacancies and newly created directorships.

- *Special Meetings*: Only a majority of our board of directors can call a special meeting of shareholders.

- *Advance Notice Requirements*: Our shareholders must adhere to advance notice procedures before they can nominate candidates for election to our board or to propose matters to be considered at an annual meeting.

- *Annual Meeting Requirements*: Our shareholders at annual meetings will only be able to consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the board of directors, or by a shareholder who was a shareholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given us timely written notice, in proper form, of the shareholder's intention to bring that business before the meeting.

- *Exclusive Forum Provision*: Certain types of litigation against us can only be brought in Nevada.

- *Authorized Preferred Stock*: We are authorized to issue up to 50,000,000 shares of preferred stock, and our board, acting alone and without approval of our shareholders, can designate and issue one or more series of such preferred stock containing super-voting provisions, enhanced economic rights, rights to elect directors, or other dilutive features that could be utilized as part of a defense to a takeover challenge.

- *Authorized Common Stock*: Our authorized but unissued shares equals 254,972,931 shares, and are available for our board of directors to issue without shareholder approval. We may use these additional shares for a variety of corporate purposes, including raising additional capital, corporate acquisitions, and employee stock plans.

We have opted out of certain provisions of the Nevada Revised Statutes that would otherwise have the effect of protecting your interest in our company.

The Company has opted out of the provisions of Nevada Revised Statutes ("NRS") Sections 78.378–78.3793, which govern the acquisition of a controlling interest in Nevada corporations. By opting out, the Company is no longer subject to statutory restrictions that would otherwise limit the voting rights of shares acquired in a control share transaction unless approved by disinterested stockholders. This opt-out could expose the Company to increased risk of unsolicited acquisitions or changes in control without the procedural safeguards provided by the statutes, such as:

- *Reduced stockholder protection*s: Without NRS 78.378–78.3793, an acquiring party could accumulate a controlling interest (defined as crossing thresholds of 20%, 33.3%, or 50% of voting power) without requiring approval from disinterested shareholders to exercise full voting rights.

- *Potential for coercive tactics*: Acquirers may face fewer barriers to implementing mergers, tender offers, or other transactions that could disadvantage minority shareholders.

- *Loss of dissenters' rights*: Shareholders may lose statutory rights to demand fair value for their shares under NRS 78.3793 if the Company is acquired without the procedural constraints of the control share framework.

The opt-out decision, while providing flexibility to the Board, may also deter potential acquirers who prefer structured negotiations, or conversely, attract opportunistic buyers seeking to exploit the absence of statutory safeguards. Shareholders should be aware that this opt-out could reduce protections against rapid changes in control that might not align with their long-term interests.

The financial statements we have filed as a part of this Annual Report are unaudited and unreviewed.

The financial statements included in this Annual Report have not been audited or subjected to review by an independent accounting firm registered with the Public Company Accounting Oversight Board ("PCAOB"). Instead, these statements are certified by the Company's Principal Executive Officer as true and complete in all material respects based on management's internal review. Shareholders should be aware that reliance on unaudited financial data and management certification introduces material risks, including the absence of independent verification of accounting practices, internal controls, or compliance with Generally Accepted Accounting Principles (GAAP). The lack of PCAOB-registered audit or review increases the risk that material misstatements, errors, or omissions may remain undetected, potentially affecting the accuracy of disclosures regarding the Company's financial condition, operational performance, or liquidity. Furthermore, stakeholders must depend entirely on internal oversight processes, which may not provide the same level of assurance as external audits. This could diminish shareholder confidence in the reliability of the financial information, adversely impacting perceptions of the Company's governance practices or long-term stability. The Company's decision to forgo independent audit scrutiny increases exposure to financial, operational, and reputational risks if inaccuracies or weaknesses in accounting practices are later identified. Shareholders should carefully evaluate these limitations when assessing the Company's disclosures.

Shareholders should note that the Company is in the process of preparing audited financial statements and will file an amendment to this Annual Report to provide such financial statements upon their completion.

The following sets forth the name and position of each of our current officers, directors, and significant employees.

Josh Zuker	**Dates of Board Service: February 2024 – Present**
Chief Executive Officer and Director	

For nearly 25 years, Mr. Zuker has built and operated high-impact technology, real estate, and oil and gas businesses. He specializes in go-to-market strategies, investor relations, and capital financing. As Chief Executive Officer, Mr. Zuker is entrusted with the paramount responsibility of steering Pytheas Energy towards achieving its overarching mission and strategic objectives while maintaining focus on the top line. At the helm of his duties is the formulation and execution of comprehensive business strategies aimed at driving revenue growth and enhancing company valuation. This involves spearheading initiatives to identify new revenue streams, capitalize on market opportunities, and optimize the existing business to maximize profitability. Leveraging his expertise in financial management and strategic planning, Mr. Zuker collaborates closely with executive leadership and key stakeholders to develop long-term financial plans that align with the Company's growth trajectory and investor expectations.

In addition to revenue generation, Mr. Zuker is deeply committed to enhancing the Company's overall value proposition in the eyes of investors, stakeholders, and the broader market. This encompasses initiatives to strengthen our competitive positioning, enhance operational efficiency, and foster innovation across all facets of the business. Through effective leadership and strategic decision-making, Mr. Zuker works tirelessly to drive sustained growth in company valuation, ensuring that our organization remains an attractive investment opportunity and a market leader in our industry.

Moreover, as our Chief Executive Officer, Mr. Zuker serves as the primary ambassador and spokesperson for Pytheas Energy, representing its brand to stakeholders, partners, and the public. This entails cultivating strong relationships with investors, industry peers, and regulatory bodies while also championing our company's values, culture, and vision. By embodying the principles of integrity, transparency, and accountability, he strives to instill confidence in the Company's stakeholders and inspire trust in the company's ability to deliver long-term value and sustainable growth.

Mr. Zuker's Business Experience for the Last Three Years

Employer: Pytheas Energy Inc.
Employer's Principal Business: O&G Exploration and Production.
Title: Chief Executive Officer, Director
Dates of Service: February 2024 - Present
Responsibilities: Executive Management.

Employer: Blue Ocean Funds LLC
Employer's Principal Business: Management Services Company
Title: Senior Advisor
Dates of Service: October 2024 — Present
Responsibilities: Providing advisory support, offering analysis and recommendations on portfolio management, performance monitoring, and adherence to the Fund's investment guidelines without making direct investment decisions.

Employer: Blue Ocean Energy Partners LLC
Employer's Principal Business: General Partner of the Fund
Title: Member
Dates of Service: October 2024 — Present
Responsibilities: Serve as a key advisor on investment decisions, offering guidance on capital allocation and strategic opportunities, while supporting the General Partner in fulfilling fiduciary and governance responsibilities.
Employer: Zoic Capital Partners LLC
Employer's Principal Business: Private O&G Investment Company.
Title: Co-Founder
Dates of Service: Jan 2022 - Present
Responsibilities: Executive Management.

Employer: Crop Energy
Employer's Principal Business: Oil field Management
Title: Manager - Member
Dates of Service: March 2021 – July 2023
Responsibilities: Managing oil field operations.

Education: Master of Business Administration from Pepperdine University Graziadio Business School in Malibu, California.

Geoff Brandt   **Dates of Board Service: February 2024 – Present**
Chief Operating Officer and Director

Although a seasoned business professional of over 30 years, Mr. Brandt started leasing land for oil and gas development nearly 40 years ago and is held in high regard for his leadership in building and managing companies that deliver optimal operational and financial results. His experience spans business operations and processes, as well as manufacturing at Fortune 500 firms. As our Chief Operating Officer, Mr. Brandt is tasked with overseeing the intricate web of day-to-day operations to ensure efficiency, productivity, and seamless execution across all departments, including coordination of subsidiary operations while focusing on the bottom line. This involves developing and implementing strategic plans in close collaboration with executive leadership to drive the company's growth objectives while maintaining operational excellence. From streamlining processes to managing resources effectively, his role is to create a framework that fosters collaboration and innovation throughout the Company.

Furthermore, Mr. Brandt works diligently to optimize Pytheas Energy's operational systems and procedures, continuously seeking ways to enhance productivity and minimize costs without compromising quality. In addition to managing internal operations, he also oversees vendor relationships, negotiates contracts, and ensures that our external partners align with our company's standards and objectives. By leveraging data-driven insights and performance metrics, Mr. Brandt identifies areas for improvement and implements solutions to address inefficiencies and bottlenecks. Whether it's refining supply chain logistics, improving manufacturing processes, or enhancing customer service protocols, his focus is on driving operational efficiency and delivering value to the Company's customers and stakeholders.

Additionally, As Chief Operating Offering, Mr. Brandt plays a key role in cultivating a culture of accountability and excellence within the Company and its subsidiaries. Through effective leadership and communication, Mr. Brandt empowers teams to take ownership of their roles and responsibilities while providing the support and resources they need to succeed. By fostering a collaborative and results-oriented environment, he aims to inspire innovation, drive employee engagement, and, ultimately, propel the Company toward achieving its strategic objectives.

Mr. Brandt's Business Experience for the Last Three Years

Employer: Pytheas Energy Inc.
Employer's Principal Business: O&G Exploration and Production.
Title: Chief Operating Officer, Director
Dates of Service: February 2024 – Present
Responsibilities: Business operations and back -office functions

Employer: Blue Ocean Funds LLC
Employer's Principal Business: Management Services Company
Title: Chief Operating Officer
Dates of Service: October 2024 — Present
Responsibilities: Manage the daily operations of the Investment Manager, oversee portfolio administration and compliance processes, streamline operational workflows, and provide support to the Manager of the Investment Manager in executing investment strategies and maintaining regulatory adherence.

Employer: Blue Ocean Energy Partners LLC
Employer's Principal Business: General Partner of the Fund
Title: Member
Dates of Service: October 2024 — Present
Responsibilities: Overseeing operational functions, coordination of due diligence and transaction processes, and

support the General Partner in executing investment decisions and fulfilling fiduciary responsibilities.

Employer: Zoic Capital Partners LLC
Employer's Principal Business: Private O&G Investment Company.
Title: Co-Founder, Chief Operating Officer
Dates of Service: January 2022 – Present
Responsibilities: Business operations and back office functions.

Employer: Eliv8 Business Strategies
Employer's Principal Business: Marketing, Operations, Business Process Improvement, and Technology Consulting.
Title: Founder, Partner
Dates of Service: January 2005 – Present
Responsibilities: Management and consulting on business matters such as operations, supply chain and business process re-engineering, and executive coaching.

Danial Gualtieri   **Dates of Board Service: April 2024 – Present**
Chief Product Strategy Officer and Director

Mr. Gualtieri is an engineer and energy industry executive of over 30 years. Leveraging his experience, he works in every aspect of the oil and gas industry. He also specializes in corporate strategy, identifying unique market opportunities, new technology commercialization, and fundraising. As our Chief Product Strategy Officer, Mr. Gualtieri holds a pivotal role in shaping the direction and success of the Company's IP and product offerings. At the core of his responsibilities is the development and execution of comprehensive product strategies that align with the company's business objectives and meet the evolving needs of customers and investors. This involves conducting in-depth market research, analyzing industry trends, and gathering valuable insights to inform Pytheas Energy's product roadmap and development priorities. By staying attuned to market dynamics and customer feedback, Mr. Gualtieri ensures that Pytheas' ability to acquire assets remains competitive and delivers maximum value to our investors.

Furthermore, Mr. Gualtieri collaborates closely with cross-functional teams, including product development, marketing, and sales, to translate strategic objectives into tangible product and asset acquisition initiatives. Through effective communication and collaboration, he fosters alignment and synergy across departments, ensuring that the company's IP strategy is seamlessly integrated into its overall business strategy. This collaborative approach enables the Company to prioritize initiatives, allocate resources effectively, and drive innovation.

In addition to driving product strategy, Mr. Gualtieri is also responsible for overseeing the execution of AI product launches and go-to-market strategies. This involves coordinating with marketing, investor relations, and sales teams to develop compelling messaging, positioning, and promotional activities that resonate with Pytheas Energy's target audience. By orchestrating cohesive launch plans and monitoring performance metrics, he ensures our product introductions are successful and contributes to the overall growth of the business.

Mr. Gualtieri's Business Experience for the Last Three Years

Employer: Pytheas Energy Inc.
Employer's Principal Business: O&G Exploration and Production.
Title: Chief Production Officer, Director
Dates of Service: March 2024 – Present
Responsibilities: Deal planning, business development, market engagement strategy, AI Technical Initiatives.

Employer: Blue Ocean Funds LLC
Employer's Principal Business: Management Services Company
Title: Chief Technical Officer
Dates of Service: October 2024 — Present
Responsibilities: Overseeing the technological infrastructure supporting the fund's investment operations and implementing technology solutions to enhance portfolio monitoring and regulatory compliance.

Employer: Blue Ocean Energy Partners LLC
Employer's Principal Business: General Partner of the Fund
Title: Member

Dates of Service: October 2024 — Present
Responsibilities: Managing technology platforms that support investment decision-making, optimize data analytics tools for evaluating opportunities, and ensure the security and integrity of systems critical to the General Partner's operations.

Employer: ComboCurve Inc.
Employer's Principal Business: O&G Financial Analytic Software Development.
Title: Customer Success
Dates of Service: Feb 2020 – March 2024.
Responsibilities: Analytic software solutions sales and client relationships.

Education: Mr. Gualtieri holds a Master of Business Administration degree, focusing on Managerial Economics, Project Planning, and Commercialization, and a Master of Science degree in Electrical and Electronics Engineering from Oklahoma State University in Stillwater, Oklahoma. From Missouri University of Science and Technology in Rolla, Missouri, Dan holds two Bachelor of Science degrees, one in Physics and the other in Electrical and Electronics Engineering.

Harvey Schutzbank   **Dates of Board Service: April 2025 – Present**
Chief Financial Officer and Director

Mr. Schutzbank has over 40 years of operations, accounting, and financial experience, having served as both a Chief Operating Officer and Chief Financial Officer for numerous consumer products companies. Most recently he was a co-founder and Chief Financial Officer of a personal care company where he handled all aspects of operations, accounting, and financial management. Mr. Schutzbank also has prior experience in the oil trading and oil and gas production industries and is adept at implementing process driven financial controls to maximize financial results as well as financial reporting and building relationships with stakeholders.

Mr. Schutzbank's Relevant Business Experience

Employer: Pytheas Energy Inc.
Employer's Principal Business: Upstream oil & gas company
Title: Chief Financial Officer, Director
Dates of Service: October 2024 — Present
Responsibilities: Management of financial planning, tracking cash flow, analyzing strengths and weaknesses in financial performance of the company.

Employer: Blue Ocean Funds LLC
Employer's Principal Business: General Partner of the Fund
Title: Chief Financial Officer
Dates of Service: October 2024 — Present
Responsibilities: Management of financial planning, tracking cash flow, analyzing strengths and weaknesses in financial performance of the Investment Manager and Fund.

Employer: We Evolvetogether LLC
Employer's Principal Business: Personal care product company
Title: Co-Founder, Chief Financial Officer, and Chief Operating Officer
Dates of Service: April 2020 — July 2023
Responsibilities: Managed all aspects of a direct-to-consumer startup—excluding product development and marketing—including accounting, operational SOPs, ERP (NetSuite), advisor selection, risk management, DTC platforms (Shopify, Amazon FBA), financial forecasting, inventory importation, and HR functions.

Employer: Vita Fede
Employer's Principal Business: High-End Fashion Jewelry Brand
Title: Interim Chief Operating Officer/Chief Financial Officer
Dates of Service: October 2017 – April 2020
Responsibilities: Developed operational plans and financial forecasts to improve production efficiencies and achieve cost savings.

Employer: Lydell Fashion Jewelry Design Studio, LLC
Employer's Principal Business: Fashion Jewelry Industry
Title: Interim Chief Operating Officer/Chief Financial Officer
Dates of Service: October 2015 – September 2017
Responsibilities: Led financial turnaround and operational improvements to enable business sale.

Employer: Concept One Accessories LLC
Employer's Principal Business: Designer and Manufacturer of Licensed Accessories
Title: Interim Chief Operating Officer/Chief Financial Officer
Dates of Service: January 2014 – July 2015
Responsibilities: Directed supply chain, logistics, distribution, and finance functions to optimize operations.

Employer: Haute Hippie Enterprises LLC
Employer's Principal Business: Branded Women's Contemporary Apparel
Title: Chief Operating Officer/Chief Financial Officer
Dates of Service: June 2012 – January 2014
Responsibilities: Oversaw finance, production, logistics, and HR, and identified and resolved internal theft.

Employer: Ariela-Alpha International LLC
Employer's Principal Business: Designer and Manufacturer of Private Label Intimate Apparel
Title: Chief Financial Officer
Dates of Service: July 2011 – June 2012
Responsibilities: Coordinated sales, planning, and finance to manage significant inventory replenishment business.

Employer: LF USA, INC./Cipriani Accessories, Inc.
Employer's Principal Business: Branded Apparel and Accessories, Operations of Li & Fung Trading
Title: Vice President - Operations
Dates of Service: March 2007 – July 2011
Responsibilities: Supported corporate functions in financial reporting, logistics, and IT.

Employer: Cipriani Accessories, Inc.
Employer's Principal Business: Designer and Manufacturer of Licensed Accessories
Title: Chief Operating Officer/Chief Financial Officer
Dates of Service: March 2007 – July 2011
Responsibilities: Managed operations and facilitated sale of the company to LF USA.

Employer: Harvé Benard Ltd.
Employer's Principal Business: Designer and Manufacturer of Women's Apparel
Title: Chief Financial Officer
Dates of Service: September 1993 – February 2007
Responsibilities: Directed financial activities, restored financial stability, and negotiated sale of the business.

Education: Mr. Schutzbank holds a BS in accounting from Fairleigh Dickinson University, a Master of Business Administration degree from New York University, and is a New York licensed Certified Public Accountant.

Harold Matheson	**Dates of Board Service: February 2024 – Present**
Vice President of Investor Relations,	
Secretary, and Director	

Primarily focusing on the O&G industry, Mr. Matheson is an entrepreneur and seasoned business executive of over 20 years. Upholding a holistic approach, he's worked in marketing and business development, as well as operations and finance. Today, Mr. Matheson's network is global and reaches across multiple sectors, including not only energy, but also technology, real estate, and manufacturing. He has also been a licensed real estate broker since 1995. As our Vice President of Investor Relations, Mr. Matheson serves as the primary liaison between Pytheas Energy and its investors, shareholders, and financial community. His role revolves around building and maintaining strong relationships with these stakeholders, ensuring transparency, and fostering trust in our company's performance and strategic direction. Mr. Matheson is responsible for communicating the company's financial results, business strategies, and growth prospects to the investment community through various channels, including earnings calls, investor presentations, and annual reports.

In addition to communication, Mr. Matheson also plays a critical role in strategic financial analysis and planning. He works closely with executive leadership, marketing, and finance teams to analyze market trends, assess investor sentiment, and evaluate the impact of financial decisions on the company's valuation and capital structure. By providing insights and recommendations based on comprehensive financial analysis, Mr. Matheson helps guide strategic decision-making and optimize the Company's financial performance. Furthermore, Mr. Matheson leads efforts to identify and target potential investors, including institutional investors, family offices, analysts, and financial media. This involves organizing investor conferences, roadshows, and other events to showcase our company's value proposition and investment opportunities. Through effective relationship-building and targeted outreach efforts, Mr. Matheson's aim is to expand Pytheas' investor base, increase market awareness, and enhance shareholder value.

Mr. Matheson's Business Experience for the Last Three Years

Employer: Pytheas Energy Inc.
Employer's Principal Business: O&G Exploration and Production.
Title: Vice President of Investor Relations, Secretary, and Director
Dates of Service: February 2024 - Present
Responsibilities: Chief Relationship Officer

Employer: Blue Ocean Funds LLC
Employer's Principal Business: Management Services Company
Title: Manager (Principal Executive Officer)
Dates of Service: October 2024 — Present
Responsibilities: Oversee operations, provide strategic guidance, ensure effective execution of the Fund's administrative and operational functions, and maintain compliance with investment policies and regulatory requirements.

Employer: Blue Ocean Energy Partners LLC
Employer's Principal Business: General Partner of the Fund
Title: Manager (Principal Executive Officer)
Dates of Service: October 2024 — Present
Responsibilities: Manage the Fund's operations and investment strategy, source and evaluate investment opportunities, maintain relationships with limited partners, and ensure compliance with legal and regulatory requirements to maximize fund performance.

Employer: Zoic Capital Partners LLC
Employer's Principal Business: Private O&G Investment Company.
Title: Co-Founder, Chief Executive Officer
Dates of Service: March 2023 – Present
Responsibilities: Marketing and Investor Relations

Employer: Matheson Global Management LLC
Employer's Principal Business: Private Investment Company.
Title: Founder, Managing Member
Dates of Service: January 2012 – Present
Responsibilities: Managing investments and providing consulting services.

Employer: Monique Matheson Properties LC
Employer's Principal Business: Real Estate Brokerage
Title: Broker/Associate
Dates of Service: January 2008 – Present
Responsibilities: Licensed Real Estate Broker

Education: Bachelor of Science degree in Accounting from Touro University in New York City.

Roman Bond **Dates of Board Service: April 2025 – Present**
Director

Mr. Bond is an Entrepreneur and Executive Leader with extensive expertise in Digital Transformation. Specializes in ERP, CRM, Blockchain, Open-Source, and AI. Driving Business Innovation. Delivering Cutting-edge Technology solutions.

Mr. Bond's Business Experience

Employer: Pytheas Energy Inc.
Employer's Principal Business: O&G Exploration and Production.
Title: Director
Dates of Service: April 2025 – Present

Employer: 777 Partners
Employer's Principal Business: Private Equity (AUM $10B+), Portfolio includes Insurance, Aviation, Fintech, Litigation Finance, Sports, Media & Entertainment, Private Credit, Sustainability.
Title: Senior Director, IT
Dates of Service: March 2020 – May 2024
Responsibilities: Reported directly to the CTO, led global IT initiatives including SAP S/4 HANA implementation, enterprise systems for Finance and HR, cybersecurity, ERP integration, audit reporting, and acquisition due diligence.

Employer: Clic Technology Inc.
Employer's Principal Business: Blockchain-based Fintech.
Title: Chief Executive Officer
Dates of Service: 2018 - 2019
Responsibilities: Led the development and launch of an Ethereum-based crypto-payment gateway enabling real-time crypto-to-fiat transactions, overseeing product, engineering, go-to-market, and compliance strategies to integrate blockchain with traditional payment systems.

Employer: NTTDATA Services
Employer's Principal Business: IT Consulting and Services
Title: Chief Operating Officer, International Business
Dates of Service: 2013 – 2017
Responsibilities:

Education: Bachelors of Science degree in Finance from De Paul University.

Kurt Swogger **Dates of Board Service: April 2024 – Present**
Independent Director

Mr. Swogger has over four decades of experience across a spectrum of roles at The Dow Chemical Company, culminating as Vice President for Performance Plastics and Chemicals. As an entrepreneur, Mr. Swogger co-founded and leads Molecular Rebar Design, LLC, BioPact Ventures, LLC, and US Clean Water Technology, LLC.

Mr. Swogger's Business Experience for the Last Three Years

Employer: Pytheas Energy Inc.
Employer's Principal Business: O&G Exploration and Production.
Title: Director
Dates of Service: April 2024 – Present

Employer: BioPact Cellular Transport, Inc.
Employer's Principal Business: Biotechnology and Pharmaceutical Development.
Title: CEO
Dates of Service: August 2019- Present
Responsibilities: Responsible for all aspects of the company, including strategy and development of business

plan, investor relations, product development, strategic partnerships, and day-to-day operations.

Employer: U.S. Clean Water Technology, LLC
Employer's Principal Business: Water Cleaning Technology Development.
Title: Chairman of the Board
Dates of Service: June 2016 – Present
Responsibilities: Presides over meetings of the board of directors.

Employer: BioPact Ventures, LLC
Employer's Principal Business: Biotechnology and Pharmaceutical Development.
Title: CEO and CTO
Dates of Service: January 2014 - Present
Responsibilities: Responsible for all aspects of the company, including strategy and development of business plan, investor relations, product development, strategic partnerships, and day-to-day operations.

Employer: Molecular Rebar Design, LLC.
Employer's Principal Business: Biotechnology and Pharmaceutical Development.
Title: CEO and President
Dates of Service: 2012 - Present
Responsibilities: Responsible for all aspects of the company, including strategy and development of business plan, investor relations, product development, strategic partnerships, and day-to-day operations.

Education: Bachelor of Science in chemical engineering with an emphasis on polymer science from Case Western Reserve University.

Executive Compensation

Certain Executive Employment Agreements

On May 15, 2024, we entered into executive employment agreements with our Chief Executive Officer, Chief Operating Officer, Chief Production Officer, and Vice President of Investor Relations to provide for their compensation and certain other benefits and performance incentives, including an annual base salary for each executive. Under these agreements, the executives' annual base salaries were stated to accrue at a rate of 65% on a monthly basis until the Company achieved certain revenue milestones. Upon achieving these milestones, the executives would become entitled to receive (a) 100% of their annual base salaries on a monthly basis; and (b) the accrued amounts of such salaries at a rate determined by the Company's board of directors, taking into account the financial condition of the Company at the time. On December 18, 2024, we entered into amendments to these agreements with each of our executive officers to correct a drafting error and to accurately reflect the original intentions of the parties regarding their compensation prior to the achievement of the specified revenue milestones. Specifically, under the amendments, instead of the executives being entitled to payment of the accrued amounts of their annual base salaries as originally stated, the executives are entitled to receive, and the Company is obligated to pay, 65% of their base salaries on a monthly basis beginning February 15, 2024, with the remaining 35% accruing on a monthly basis until the Company achieves the revenue milestones set forth in the agreements. At that time, the accrued amounts would be paid at a rate determined by the board of directors, taking into account the Company's financial condition.

For the avoidance of doubt, compensation to the executives under the amended agreements has been paid as of February 15, 2024, consistent with the original intentions of the executive employment agreements. Furthermore, no portion of the compensation paid to our executives since May 15, 2024, was funded from the net proceeds of this Offering, except to the extent such proceeds were allocated for working capital and general and administrative purposes. Instead, the compensation was paid from other funds received by the Company from EPE III and EPE IV under the contribution agreement related to our acquisition of the Bakken Asset. Additionally, the compensation packages for our executives, as amended, were drafted with the assistance of an executive compensation consultant and in accordance with our research and analysis of industry standards. For the avoidance of doubt, the compensation paid and to be paid pursuant to the amendments discussed above is consistent with the recommendations of the Company's executive compensation consultant.

Josh Zuker, Chief Executive Officer

Pursuant to our amended employment agreement with Josh Zuker, our Chief Executive Officer, for a period of three years, we agreed to (i) grant Mr. Zuker an equity award in an amount and form to be determined and approved by the Board consisting of Common Stock, or securities convertible or exercisable into Common Stock, to be taken from a pool of shares equal to three percent (3%) of the amount of issued and outstanding Common Stock as of January 1st of each fiscal year, that is reserved for issuance to the Company's executive officers pursuant to their employment agreements described here and below, which will vest in four equal quarterly installments commencing at the end of the first quarter of each respective fiscal year, and (ii) pay Mr. Zuker an annual base salary of $275,000; *provided*, *however*, that Mr. Zuker's annual base salary is subject to adjustments based on the Company's achievement of certain performance goals:

- Until the Company has achieved (a) $1,500,000 gross revenue on a quarterly basis, and (b) 10% earnings before interest, taxes, depreciation, and amortization ("EBITDA") margin for the same quarterly period (together, (a) and (b) are referred to as the "First Revenue Milestone"), the Company will pay Mr. Zuker an amount equal to 65% of his base salary, beginning as of February 15, 2024, the date of the Company's formation, with the remaining 35% of such salary accruing on a monthly basis beginning on the aforementioned date. Once the First Revenue Milestone is achieved, the Company shall pay Mr. Zuker his accrued but unpaid salary on a monthly basis at a rate reasonably determined by the Board given the Company's financial condition at the time, and the full base salary going forward from that point on a current basis.

- Once the Company has achieved $3,000,000 gross revenue on a quarterly basis, and (b) 20% EBITDA margin for the same quarterly period (the "Second Revenue Milestone"), we will pay Mr. Zuker an amount equal to 127.27% of his base salary on a current basis.

Additionally, except for the fiscal year ending December 31, 2024, Mr. Zuker will be entitled to receive an annual bonus from a reserve of funds which is equal to twenty percent (20%) of the value of the Company's EBITDA margin as of December 31 of the fiscal year to which such annual bonus relates. The bonus is contingent upon Mr. Zuker being employed on the last day of the fiscal year, with payments made in a manner agreed upon by the Company and consistent with best practices. Mr. Zuker will also have the opportunity to participate in standard employee benefits plans such as health insurance and 401(k), pending their future establishment by the Company, if at all. He is also bound by customary confidentiality clauses and will not receive separate compensation for his role as a member of the Board.

Geoff Brandt, Chief Operating Officer

Pursuant to our amended employment agreement with Geoff Brandt, our Chief Operating Officer, for a period of five years, we agreed to (i) grant Mr. Brandt an equity award in an amount and form to be determined by the Company's Chief Executive Officer and approved by the Board, consisting of Common Stock, or securities convertible or exercisable into Common Stock, to be taken from a pool of shares equal to three percent (3%) of the amount of issued and outstanding Common Stock as of January 1st of each fiscal year, that is reserved for issuance to the Company's executive officers pursuant to their employment agreements, which will vest in four equal quarterly installments commencing at the end of the first quarter of each fiscal year, and (ii) pay Mr. Brandt an annual base salary of $250,000; *provided*, *however*, that Mr. Brandt's annual base salary is subject to the following adjustments based on the Company's achievement of certain performance goals:

- Until the Company has achieved the First Revenue Milestone, the Company will pay Mr. Brandt an amount equal to 65% of his annual base salary on a monthly basis beginning as of February 15, 2024, and the remaining 35% of such salary accruing monthly as of the same date. Once the Company achieves the First Revenue Milestone, it will pay Mr. Brandt his accrued but unpaid salary on a monthly basis at a rate reasonably determined by the Board given the Company's financial condition at the time, as well as his full base salary on a current basis.

- Once the Company has achieved Second Revenue Milestone, we will pay Mr. Brandt an amount equal to 120% of his base salary on a current basis.

Additionally, except for the fiscal year ending December 31, 2024, Mr. Brandt will be entitled to receive an annual bonus from a reserve of funds which is equal to twenty percent (20%) of the value of the Company's EBITDA margin as of December 31 of the fiscal year to which such annual bonus relates. The bonus is contingent upon Mr. Brandt being employed on the last day of the fiscal year, with payments made in a manner agreed upon by the Company and consistent with best practices. Mr. Brandt will also have the opportunity to participate in standard employee benefits plans such as health insurance and 401(k), pending their future establishment by the Company, if at all. He is also bound by customary confidentiality clauses and will not receive separate compensation for his role as a member of the Board.

Danial Gualtieri, Chief Production Officer

Pursuant to our amended employment agreement with Danial Gualtieri, our Chief Production Officer, for a period of five years, we agreed to (i) grant Mr. Gualtieri an equity award in an amount and form to be determined by the Company's Chief Executive Officer and approved by the Board, consisting of Common Stock, or securities convertible or exercisable into Common Stock, to be taken from a pool of shares equal to three percent (3%) of the amount of issued and outstanding Common Stock as of January 1st of each fiscal year, that is reserved for issuance to the Company's executive officers pursuant to their employment agreements, which will vest in four equal quarterly installments commencing at the end of the first quarter of each fiscal year; and (ii) pay Mr. Gualtieri an annual base salary of $250,000; *provided*, *howe*ver, that Mr. Gualtieri's annual base salary is subject to the following adjustments based on the Company's achievement of certain performance goals:

- Until the Company has achieved the First Revenue Milestone, the Company will pay Mr. Gualtieri an amount equal to 65% of his annual base salary on a monthly basis beginning as of February 15, 2024, and the remaining 35% of such salary accruing monthly as of the same date. Once the Company achieves the First Revenue Milestone, it will pay Mr. Gualtieri his accrued but unpaid salary on a monthly basis at a rate reasonably determined by the Board given the Company's financial condition at the time, as well as his full base salary on a current basis.

- Once the Company has achieved the Second Revenue Milestone, we will pay Mr. Gualtieri an amount equal to 120% of his base salary on a current basis.

Additionally, except for the fiscal year ending December 31, 2024, Mr. Gualtieri will be entitled to receive an annual bonus from a reserve of funds which is equal to twenty percent (20%) of the value of the Company's EBITDA margin as of December 31 of the fiscal year to which such annual bonus relates. The bonus is contingent upon Mr. Gualtieri being employed on the last day of the fiscal year, with payments made in a manner agreed upon by the Company and consistent with best practices. Mr. Gualtieri will also have the opportunity to participate in standard employee benefits plans such as health insurance and 401(k), pending their future establishment by the Company, if at all. He is also bound by customary confidentiality clauses and will not receive separate compensation for his role as a member of the Board.

Harold Matheson, Corporate Secretary and Vice President of Investor Relations

Pursuant to our amended employment agreement with Harold Matheson, our Corporate Secretary and Vice President of Investor Relations, for a period of five years, we agreed to: (i) grant Mr. Matheson an equity award in an amount and form to be determined by the Company's Chief Executive Officer and approved by the Board, consisting of Common Stock, or securities convertible or exercisable into Common Stock, to be taken from a pool of shares equal to three percent (3%) of the amount of issued and outstanding Common Stock as of January 1st of each fiscal year, that is reserved for issuance to the Company's executive officers pursuant to their employment agreements, which will vest in four equal quarterly installments commencing at the end of the first quarter of each fiscal year; and (ii) pay Mr. Matheson an annual base salary of $150,000; *provided*, *howe*ver, that Mr. Matheson's annual base salary is subject to the following adjustments based on the Company's achievement of certain performance goals:

- Until the Company has achieved the First Revenue Milestone, the Company will pay Mr. Matheson an amount equal to 65% of his annual base salary on a monthly basis beginning as of February 15, 2024, and the remaining 35% of such salary accruing monthly as of the same date. Once the Company achieves the First Revenue Milestone, it will pay Mr. Matheson his accrued but unpaid salary on a monthly basis at a rate reasonably determined by the Board given the Company's financial condition at the time, as well as his full base salary on a current basis.

- Once the Company has achieved the Second Revenue Milestone, we will pay Mr. Matheson an amount equal to 116.67% of his base salary on a current basis.

Additionally, except for the fiscal year ending December 31, 2024, Mr. Matheson will be entitled to receive an annual bonus from a reserve of funds which is equal to twenty percent (20%) of the value of the Company's EBITDA margin as of December 31 of the fiscal year to which such annual bonus relates. The bonus is contingent upon Mr. Matheson being employed on the last day of the fiscal year, with payments made in a manner agreed upon by the Company and consistent with best practices. Mr. Matheson will also have the opportunity to participate in standard employee benefits plans such as health insurance and 401(k), pending their future establishment by the Company, if at all. He is also bound by customary confidentiality clauses and will not receive separate compensation for his role as a member of the Board.

Harvey Schutzbank, Chief Financial Officer

We entered an employment agreement with Harvey Schutzbank, our Chief Financial Officer, on August 8, 2024. Pursuant to that agreement, which has no term, we agreed to pay Mr. Schutzbank: (i) an annual base salary of $150,500; and (ii) annual performance-based compensation of up to or exceeding $64,500 (the "Variable Compensation Target"), on a quarterly basis, contingent upon the achievement of specified performance metrics divided into the following three components:

(1) 70% of the Variable Compensation Target, or $45,150 annually, (the "First Target Payout") is based on the Company's EBITDA performance, with payouts determined by the level of achievement thereby relative to a 20% EBITDA margin target (the "EBITDA Target"). Payouts for this component are structured as follows: (a) 50% of the First Target Payout ($22,575) is awarded for achieving 60% of the EBITDA Target; (b) 80% of the First Target Payout ($36,120) is awarded for achieving 75% of the EBITDA Target; (c) 90% of the First Target Payout ($40,635) is awarded for achieving 90% of the EBITDA Target; (d) 100% of the First Target Payout ($45,150) is awarded for achieving 100% of the EBITDA Target; (e) 125% of the First Target Payout ($56,438) is awarded for achieving 110% of the EBITDA Target; 175% of the First Target Payout ($79,013) is awarded for achieving 125% of the EBITDA Target; 200% of the First Target Payout ($90,300) is awarded for achieving 150% of the EBITDA Target; 250% of the First Target Payout ($112,875) is awarded for achieving 175% of the EBITDA Target; 300% of the First Target Payout ($135,450) is awarded for achieving 200% of the EBITDA Target;

(2) 20% of the Variable Compensation Target, or $12,900 annually, (the "Second Target Payout") is based on the Company's gross revenue performance, with payouts determined by the level of achievement thereby relative to a quarterly gross revenue target of $3,000,000 (the "Revenue Target"). Payouts for this component are structured as follows: (a) 50% of the Second Target Payout ($6,450) is awarded for achieving 60% of the Revenue Target; (b) 80% of the Second Target Payout ($10,320) is awarded for achieving 75% of the Revenue Target; (c) 90% of the Second Target Payout ($11,610) is awarded for achieving 90% of the Revenue Target; (d) 100% of the Second Target Payout ($12,900) is awarded for achieving 100% of the Revenue Target; (e) 125% of the Second Target Payout ($16,125) is awarded for achieving 110% of the Revenue Target; (f) 150% of the Second Target Payout ($19,350) is awarded for achieving 125% of the Revenue Target; (g) 175% of the Second Target Payout ($22,575) is awarded for achieving 150% of the Revenue Target; (h) 200% of the Second Target Payout ($25,800) is awarded for achieving 175% of the Revenue Target; (i) 250% of the Second Target Payout ($32,250) is awarded for achieving 200% of the Revenue Target; and

(3) 10% of the Variable Compensation Target, or $6,450 annually (the "Third Target Payout"), is based on Mr. Schutzbank's individual performance as Chief Financial Officer of the Company, with payouts by his achievement of certain individual performance goals determined by the Company's Chief Executive Officer, and payable at the sole discretion thereby.

We also agreed to grant Mr. Schutzbank a vehicle allowance for use in furtherance of our business, and an equity award in an amount and form to be determined by the Company's Chief Executive Officer and approved by the Board and pursuant to any equity incentive plan established by the Company, if any, consisting of Common Stock, or securities convertible or exercisable into Common Stock. Mr. Schutzbank will also have the opportunity to participate in standard employee benefits plans such as health insurance, and 401(k), pending their future establishment by the Company, if at all. Mr. Schutzbank is also bound by customary confidentiality clauses.

Further, we intend to grant Mr. Schutzbank a one-time equity signing bonus of 300,000 shares of restricted common stock as an equity signing bonus, 60,000 of which will vest on the grant date, and the remainder to vest in four 60,000 installments every 6 months following the grant date, and which will be subject to customary terms and conditions, including that Mr. Schutzbank remain employed as Chief Financial Officer during the term of the grant. Mr. Schutzbank does not receive compensation for his directorship with our company.

PRINCIPAL SHAREHOLDERS

The following table sets forth certain information with respect to the name and ownership level of each person, as of the date of this Annual Report, that is the beneficial owner of more than 20% or more of our outstanding voting equity securities, calculated on the basis of voting power. Beneficial ownership is determined in accordance with SEC rules and includes voting or investment power with respect to securities.

Name of Beneficial Owner	Shares Beneficially Owned Prior as of the date of this Annual Report [1]	
	Shares	%
Josh Zuker, Chief Executive Officer, and Director [2], [3]	3,277,500	7.28
Harvey Schutzbank, Chief Financial Officer and Director	-	-
Geoff Brandt, Chief Operating Officer, and Director [2], [4]	3,277,500	7.28
Danial Gualtieri, Chief Production Officer, and Director [2], [5]	3,277,500	7.28
Harold Matheson, VP of Investor Relations, Secretary, and Director [6]	3,277,500	7.28
Kurt Swogger, Director [7]	267,145	*
Roman Bond, Director	-	-
All directors and executive officers as a group (7 persons)	**13,377,145**	**29.71**

* Less than 1%

(1) Based on 45,027,069 shares issued and outstanding as of the date of this Annual Report.

(2) On March 11, 2024, Josh Zuker (through JMLE Group LLC, a Wyoming limited liability company owned by Mr. Zuker) , Harold Matheson (through Matheson Global Management LLC, a Florida limited liability company owned by Mr. Matheson) Danial Gualtieri (through Legato Energy Solutions LLC, a Texas limited liability owned by Mr. Gualtieri), and Geoff Brandt (as an individual) (the "Principal Shareholders"), entered into a certain stock restriction and cancellation agreement, as amended, with the Company, and Jim Nelson, the manager of the manger of EPE III and EPE IV, in connection with the Company's acquisition of the Bakken Asset. Pursuant to that agreement, the Company granted Jim Nelson (the "Cancellation Agent") the right to cause, on behalf of the Company, on or before March 31, 2025, the cancellation and forfeiture of 2,377,500 shares of Common Stock held by each of the Principal Shareholders if they failed to satisfy certain conditions under the agreement. Thereafter, on March 11, 2025, the Cancellation acknowledged receipt of information and documentation from the Principal Stockholders and the Company which authorized him to waive the cancellation right and restrictions with respect to the Principal Stockholders' Common Stock and terminate the Agreement in accordance with its terms. Following that termination, the Principal Shareholders beneficially own their Common Stockholdings outright.

(3) Josh Zuker is deemed to beneficially own the 2,377,500 shares of Common Stock issued to JLME Group LLC, a Wyoming limited liability company, upon formation of the Company. Mr. Zuker is deemed to beneficially own the Common Stock owned by JLME Group LLC because he has sole voting and dispositive powers over the company. See "*Business – Our Corporate History*" for more information. Mr. Zuker is also entitled to a number of shares as an annual bonus pursuant to his employment agreement with the company. See "*Management – Executive Compensation*" for more information.

(4) Geoff Brandt received 2,377,500 shares of Common Stock upon the Company's formation. See "*Business – Our Corporate History*" for more information. Mr. Brandt is also entitled to a number of shares as an annual bonus pursuant to his employment agreement with the company. See "*Management – Executive Compensation*" for more information.

(5) Danial Gualtieri is deemed to beneficially own the 2,377,500 shares of Common Stock issued to Legato Energy Solutions LLC, a Texas limited liability company, because he holds sole voting and dispositive powers over the company. See "*Business – Our Acquisition Strategy – Pytheas.AI*" for more information. Mr. Gualtieri is also entitled to a number of shares as an annual bonus pursuant to his employment agreement with the company. See "*Management – Executive Compensation*" for more information.

(6) Harold Matheson is deemed to beneficially own the 2,377,500 shares of Common Stock issued to Matheson Global Management LLC, a Florida limited liability company, upon formation of the Company. Mr. Matheson is deemed to beneficially own the Common Stock owned by Matheson Global Management LLC because he has sole voting and dispositive powers over the company. See "*Business – Our Corporate History*" for more information. Mr. Matheson is also entitled to a number of shares as an annual bonus pursuant to his employment agreement with the company. See "*Management – Executive Compensation*" for more information.

(7) Kurt Swogger, a member of our Board, owns 80,802 shares of Common Stock in an individual capacity and is deemed to beneficially own the 136,343 shares owned by The Swogger Family Trust U/A 11/1/08. As a member of EPE III and EPE IV, Mr. Swogger and the Swogger Family Trust received these shares upon the Company's acquisition of the Bakken Asset. See "*Business—Our Oil and Natural Gas Assets—Bakken Asset*" for more information. On December 18, 2024, the Company granted Mr. Swogger 50,000 shares as compensation for his services as a member of the board of directors.

CURRENT RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Except as described in the "*Principal Shareholders*" section of this Annual Report, the following is a description of any transaction since the beginning of the our last fiscal year, or any currently proposed transaction, to which we are or will be a party to and the amount involved exceeds five percent of the aggregate amount of capital raised under Regulation Crowdfunding during the preceding 12-month period, inclusive of any amount we seek to raise under any active Regulation Crowdfunding Offering, in which any of our directors or officers; any person who is the beneficial owner of 20% or more of our outstanding shares, calculated on the basis of voting power; any of our promoters; or any immediate family member of any of the foregoing persons, had or is to have a direct or indirect material interest:

- On February 15, 2024, we issued 2,377,500 shares to JMLE Group LLC, Matheson Global Management LLC, and Geoff Brandt upon our formation of the Company. The shares issued in this transaction were offered under Section 4(a)(2) of the Securities Act. See "*Business – Our Corporate History*" for more information.

- On March 7, 2024, the Company acquired ownership of Pytheas.AI via an assignment by Legato Energy Solutions LLC, a Texas limited liability company owned and operated by Danial Gualtieri, our Chief Production Officer, of all rights, title and interest, on a worldwide basis, including, without limitation, copyrights, trademarks, trade secrets, patents, patent applications, moral rights, contract and licensing rights in and to all of the intellectual property associated with the Pytheas.AI application, in exchange for the Company's issuance of 2,377,500 shares to Legato Energy Solutions LLC, a Texas limited liability company owned by Dan Gualtieri, the Company's Chief Production Officer. See "*Business – Our Corporate History*" for more information.

- On March 11, 2024, Josh Zuker (through JMLE Group LLC, a Wyoming limited liability company owned by Mr. Zuker) , Harold Matheson (through Matheson Global Management LLC, a Florida limited liability company owned by Mr. Matheson) Danial Gualtieri (through Legato Energy Solutions LLC, a Texas limited liability owned by Mr. Gualtieri), and Geoff Brandt (as an individual) (the "Principal Shareholders"), entered into a certain stock restriction and cancellation agreement, as amended, with the Company, and Jim Nelson, the manager of the manger of EPE III and EPE IV, in connection with the Company's acquisition of the Bakken Asset. Pursuant to that agreement, the Company granted Jim Nelson (the "Cancellation Agent") the right to cause, on behalf of the Company, on or before March 31, 2025, the cancellation and forfeiture of 2,377,500 shares of Common Stock held by each of the Principal Shareholders if they failed to satisfy certain conditions under the agreement. Thereafter, on March 11, 2025, the Cancellation acknowledged receipt of information and documentation from the Principal Stockholders and the Company which authorized him to waive the cancellation right and restrictions with respect to the Principal Stockholders' Common Stock and terminate the Agreement in accordance with its terms. Following that termination, the Principal Shareholders beneficially own their Common Stockholdings outright.

- On June 11, 2024, Mojo Exploration & Production, LLC, a Texas limited liability company ("Mojo") issued the Company a demand grid promissory note with an initial principal amount of $150,000, bearing no interest, in connection with the Company's advance of funds to Mojo for working capital purposes in furtherance of its oil well operator business (the "Grid Note"). As of December 18, 2024, the total outstanding principal amount under the Note, including all advances, is $1,360,500 (the "Outstanding Amount"). On or about October 10, 2024, upon the occurrence of certain events which include but are not limited to Winchester Oil and Gas LLC, the former the former operator of the MR Asset ("Winchester"), failing to perform on its operator obligations under the MR Asset Joint Operating Agreement (then "MR JOA") (of which MR SPV became a party to as a result of the MROG Contribution Agreement), and pursuant to the terms and conditions of the MR JOA, Winchester was removed from its position as the operator of all the oil wells located in the Minerva-Rockdale oil field, and replaced by Mojo.

  On December 18, 2024, the Company entered into an acquisition agreement with the three holders of all the outstanding membership interest in Mojo (the "Mojo Acquisition Agreement"). Upon the closing of the Mojo Acquisition Agreement the Company agreed to pay $1.00 cash consideration for the transfer of 100% of the membership interest in Mojo to a wholly owned subsidiary of the Company named Pytheas Mojo SPV, to be organized before the closing as a Delaware limited liability company. In addition, the Company has agreed to (i) cancel the Grid Note and forgive the Outstanding Amount, and (ii) enter into non-executive employment agreements with each of the three holders upon the closing of the Mojo Acquisition Agreement. Under these agreements, each holder will receive an equity signing bonus of 100,000 shares, of which 25,000 will vest upon execution thereof, and the remainder will vest upon the achievement of certain performance goals and metrics during the 18 months period that follows. The Company will also pay each of them a yearly salary deemed reasonable in light of their position with the Company. The Mojo Acquisition Agreement may be terminated at any time prior to the closing thereof: (i) by mutual consent of the parties thereto; (ii) by any of the parties if there has been a material misrepresentation or breach of covenant or agreement contained in this Agreement on the part of the other and such breach of a covenant or agreement has not been promptly cured after at least fourteen (14) day's written notice is given; or (iii) by a party thereto if any of the conditions set forth therein shall not have been satisfied before March 31, 2025 or such later date as the Company and the Holders shall mutually agree in writing. For the avoidance of doubt, prior to the execution of the Mojo Acquisition Agreement, Mojo compensated our Chief Operating Officer and certain affiliates of our Chief Executive Officer and Company Secretary for consulting services they provided to Mojo in connection with the establishment of its operatorship over all of the wells constituting the MR Asset.

On December 18, 2024, Mojo, who will become the Company's wholly owned subsidiary upon the closing of the Mojo Acquisition Agreement, reached an agreement with Winchester to become the assignee of the Minerva-Rockdale oil field P-4, a document filed with the Railroad Commission of Texas to establish the operator and gatherer of oil on an oil field. As a result of the assignment of the P-4, Mojo is permitted to sell oil on behalf of certain oil wells in the MR Asset on behalf of the working interest holders, including the Company with respect to the MR Asset. The Company intends to acquire additional P-4 assignments as needed.

- On January 9, 2025, the Company accepted an assignment of a certain Purchase Price Note issued by Zoic Capital Partners LLC to H Abraham Matheson LLC, in connection with a $57,500 loan to Zoic which covered a portion of the Andrews Crane Asset's purchase price. Following that assignment, we fulfilled the payment obligations under the Purchase Price Note, to provide a return of capital to Mr. Matheson. Following satisfaction and discharge of the Purchase Price Note, the Company's net profits to date from the sale of the Andrews Crane Asset was $79,759. For the avoidance of doubt, we acquired our interest in the SPV at no cost.

Except as set forth below, there are no other relationships between us and our directors and executive officers, or significant shareholders, or between any of those parties.

The following is a summary of the important terms of our authorized capital stock, including the shares. This summary does not purport to be complete and is qualified in its entirety by the provisions of our articles of incorporation and bylaws.

DESCRIPTION OF OUR SECURITIES

350,000,000 shares, consisting of (i) 300,000,000 shares of common stock, par value of $0.0001 per share, and (ii) 50,000,000 shares of "blank check" preferred stock, par value $0.0001 per share. As of the date of this Annual Report, a total of 45,027,069 shares of our common stock and no shares of our preferred stock are issued and outstanding. The number of shares of capital stock outstanding does not include shares of common stock or preferred stock that may become issuable upon the conversion of outstanding securities that may be convertible into, or exercisable or exchangeable for, our common stock or preferred stock.

Common Stock

The holders of our common stock, which we refer to in this Annual Report as the shares, and each individually as a share, are entitled to one vote per share held of record on all matters submitted to a vote of the shareholders, voting together as a single class. Under our articles of incorporation and bylaws, any corporate action to be taken by vote of our shareholders other than for election of directors will be authorized by the affirmative vote of a majority of votes cast. Our directors are elected by a plurality of votes, and our shareholders do not have cumulative voting rights.

Subject to preferences that may be applicable to any then-outstanding preferred stock, holders of our shares are entitled to receive ratably those dividends, if any, as may be declared from time to time by our board of directors out of legally available funds. In the event of our liquidation, dissolution, or winding up, holders of our shares will be entitled to share ratably in the net assets legally available for distribution to our shareholders after the payment of all our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then-outstanding shares of preferred stock. If we issue any shares of preferred stock in the future, such shares of preferred stock may entitle the holders thereof to a preference in the payment of amounts owed to them in the event of a liquidation or dissolution such that investors in this offering may not receive as large portion of or any of the assets, including any cash, to be distributed in liquidation or dissolution of our business, if any.

Our shares do not have preemptive, conversion, or subscription rights, and there is no redemption or sinking fund provisions applicable to the shares. Further, the rights, preferences, and privileges of our shareholders are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which we may designate from time to time. Our shares do not have anti-dilution rights, rights of first refusal, or co-sale rights associated therewith, which means that corporate actions, including additional issuances of securities, issuer repurchases or redemptions of securities, a sale of the issuer or of assets, or transactions with related parties could dilute the ownership percentage that you may eventually have via your investment in our shares. Further, if future issuances of shares or securities convertible into shares are accomplished at a lower valuation than the valuation used for your shares in this offering, for example, a down round, then your valuation will remain the same as you have no price based anti-dilution protection and do not have the right to participate in any future offerings of our equity securities or shares.

Transferability

You may not directly or indirectly, sell, assign, transfer, mortgage, pledge, encumber, hypothecate, or otherwise dispose of, whether voluntarily, by operation of law or otherwise all or any of your shares without our prior written consent, which may be given or withheld in our sole and absolute discretion. You may make a request to transfer your shares to our address which is set forth on the cover page of this Annual Report.

Although we may consider your request to transfer your shares, such request will not be granted during the one-year period beginning when the shares were issued, unless such shares are transferred:

- to the issuer;

- to an accredited investor;

- as part of an offering registered with the SEC; or

- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

For purposes of these restrictions, you should note that the term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller of our shares reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. You should also note that the term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter- in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships, and the term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Preferred Stock

Our articles of incorporation authorize our board to issue up to 50,000,000 shares of preferred stock in one or more series, to determine the designations and the powers, preferences and rights and the qualifications, limitations and restrictions thereof, including the dividend rights, conversion or exchange rights, voting rights (including the number of votes per share), redemption rights and terms, liquidation preferences, sinking fund provisions and the number of shares constituting the series. Our board of directors could, without shareholder approval, issue preferred stock with voting and other rights that could adversely affect the voting power and other rights of the holders of common stock, and which could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, a majority of our outstanding voting stock.

Anti-Takeover Provisions in Our Governing Documents

Certain provisions of the Nevada Revised Statutes and our governing documents could have the effect of delaying or preventing a third-party from acquiring us, even if the acquisition would benefit our shareholders. Such provisions are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and in the policies formulated by the board of directors and to discourage certain types of transactions that may involve an actual or threatened change of control of our company. These provisions are designed to reduce our vulnerability to an unsolicited proposal for a takeover that does not contemplate the acquisition of all our outstanding shares, or an unsolicited proposal for the restructuring or sale of all or part of our company. See "*Risk Factors - Certain provisions of our articles of incorporation and bylaws, the Nevada Revised Statutes, and the subscription agreement you will sign as a condition to your participation in this offering may have the effect of discouraging or delaying a change in control of our company*" for more information.

Transfer Agent

On March 31, 2025, we switched transfer agents for our shares, from Colonial Stock Transfer to KoreTransfer USA, LLC.

Description of Exempt Securities Offerings

Except as described in the "*Current Relationships and Related Party Transactions*" section of this Annual Report, we have conducted the below offerings of our securities pursuant to exemptions from the registration requirements of the Securities Act.

2024-2025 Regulation Crowdfunding Offering

This Annual Report relates to the 2024-2025 Regulation Crowdfunding Offering of up to 8,196,721 shares of our common stock, par value $0.0001 per share, at $0.61 per share, for gross proceeds of $4,999,999.81. The 2024-2025 Regulation Crowdfunding Offering began on March 13, 2024, with the filing of our Offering Statement with the SEC. On December 18, 2024, we amended our Form C and Offering Statement to extend the deadline of the Offering to March 12, 2024. The purpose of the offering was to raise capital for our O&G exploration and production business, working capital, opportunistic acquisitions, and general operating purposes.

During the term of the offering, we performed seven closings in total, and issued an aggregate of 7,324,401 shares for gross proceeds of $4,467,884.85 in the 2024-2025 Regulation Crowdfunding Offering. After deducting the

Intermediary's commissions equal to 7% of the gross proceeds of the Offering, or $312,751.94, and other fees totaling $125,110.52, we received net proceeds of $4,030,022.39.

Acquisitions

On March 7, 2024, we issued 2,377,500 shares to Legato Energy Solutions LLC in exchange for Legato Energy Solutions contribution of Pytheas.AI to the Company. The shares issued in this transaction were offered under Section 4(a)(2) of the Securities Act. Legato Energy Solutions LLC is a Texas limited liability company owned by Dan Gualtieri, the Company's Chief Production Officer and a member of its Board.

On March 11, 2024, we issued 9,200,000 shares in the aggregate to the members of EPE III and EPE IV in exchange for their contribution of the Bakken Asset to Bakken SPV. The shares issued in this transaction were offered under Section 4(a)(2) of the Securities Act. See "Financial Condition of the Issuer - Bakken Asset Acquisition" for more information.

On April 24, 2024, we issued 15,000,000 shares in the aggregate to the stockholders of MR Oil & Gas in exchange for their contribution of the MR Asset to MR SPV. The shares issued in this transaction were offered under Section 4(a)(2) of the Securities Act. See "Financial Condition of the Issuer - Minerva-Rockdale Asset Acquisition" for more information.

The financial statements attached hereto as Exhibit D and to which the following section of this Annual Report relates have not been audited or reviewed by an independent accounting firm registered with the Public Company Accounting Oversight Board (PCAOB). Instead, pursuant to Rule 202(a) of Regulation Crowdfunding, our financial statements are certified by our Principal Executive Officer as accurate and complete in all material respects, based on our management's internal processes and oversight. As such, the financial statements filed with this Annual Report relies solely on internal review, without external validation of accounting practices, or internal controls. Moreover, unaudited financial statements may carry a higher risk of undetected errors, omissions, or inaccuracies compared to audited financials. The certification by our Principal Executive Officer does not constitute or replace an independent audit. Investors should evaluate the financial statements in conjunction with the Company's governance practices and recognize the limitations of unaudited disclosures.

OUR FINANCIAL CONDITION

Pytheas Energy Inc. is a dynamic oil & gas firm dedicated to the exploration, development, production, acquisition, and sale of oil and natural gas and of oil and natural gas-producing assets. To carry out its business, the Company leverages the experiences and industry knowledge of its directors, officers, and other employees or independent contractors and Pytheas.AI, its proprietary O&G asset identification technology. The Company's current O&G assets are located in the Bakken region of North Dakota, and the Minerva-Rockdale oil field in Milam County, Texas. The Company also owns an exploration and production company that is the operator of all the wells in the Minerva-Rockdale oilfield

For the foreseeable future, we intend to focus on:

- Developing and rehabilitating our current assets

- Acquiring and developing new assets;

- Selling oil and developing our production company;

- Leveraging technology to optimize our operations; and

- Enhancing shareholder value through strategic asset management.

Results of Operations

Revenues – We did not generate any revenues for the period from February 15, 2024 (inception) to December 31, 2024.

Compensation, Benefits, and Taxes – Compensation, benefits, and taxes consist of salaries, wages for contract labor, performance incentives, and employer payroll taxes. We continually review such costs for efficiency opportunities. Compensation, benefits, and tax expenses for the period from February 15, 2024 (inception) to December 31, 2024, were $1,375,435.

General and Administrative Expenses – General and administrative expenses ("G&A") include the cost of operating our business. G&A expenses for the periods from February 15, 2024 (inception) to December 31, 2024, were $2,875,929.

Legal and Accounting – Legal and accounting expenses include legal fees, accounting fees for our reviews and audits, and other professional fees. Legal and accounting expenses for the period from February 15, 2024 (inception) to December 31, 2024, were $180,379.

Off-Balance Sheet Arrangements – We have no material off-balance sheet arrangements.

Liquidity and Capital Resources

Since inception, we have generated insignificant revenues, and have incurred a net loss of $4,110,539 and negative cash flows from operations of $3,276,382 for the year ended December 31, 2024, and, as of that date, had an accumulated deficit of $4,110,539. Further, we expect to incur a net loss in the foreseeable future, primarily as a result of increased operating expenses related to work over efforts involving our current assets and any future assets that we acquire. There can be no assurances that we will be able to achieve a level of revenues adequate to generate sufficient cash flow from operations or obtain funding from additional financing through private placements, public offerings, and/or bank financing necessary to support our working capital requirements. To the extent that funds generated from any private placements, public offerings, and/or bank financing are insufficient, we will have to raise additional working capital. No assurance can be given that additional financing will be available due to changing market conditions among various other factors, or if available, will be on acceptable terms. These conditions represent material uncertainties that may cast substantial doubt about our ability to continue as a going concern. If adequate working capital is not available, we may be forced to discontinue operations, which would cause our investors to lose their entire investment.

To address our liquidity needs and execute our business objectives we intend to seek additional capital financing through the sale of debt or equity securities.

Capital Expenditures and Other Obligations

The Company may make material capital expenditures as determined from time to time by the directors or officers of the Company or both.

Indebtedness

The following are the material terms of our indebtedness as of the date of the Annual Report:

- In April 2024, the Company entered into a note and pledge agreement, designating the cash in a specified Pledged Account as collateral for a note, with the loan amount capped at 70% of the account's cash balance. Subsequently, the Company renegotiated the agreement, increasing the collateralization limit to 95% of the cash balance to secure the notes. Throughout 2024, the notes carried variable interest rates ranging from 6.2% to 7.2% per annum. The notes were fully repaid in April 2025, at which point the lender released the Pledged Account, restoring the Company's full access to the cash held therein.

- In conjunction with our asset purchase of Andrews Crane, we issued a promissory note payable to Matheson Global Management in the amount of $57,500. To facilitate Andrews Crane SPVI LLC's investment in the Andrews Crame Asset, Harold Matheson, the Company's Board member and Vice President of Investor Relations, loaned $57,500 to Zoic Capital Partners LLC through H Abraham Matheson LLC, an entity wholly owned by him, pursuant to a zero-interest Unsecured Promissory Note dated December 13, 2024 (the "Purchase Price Note"), to be used as part of the SPV's purchase price consideration for the Andrews Crane Asset. Also on January 9, 2025, the Company accepted an assignment of the Purchase Price Note, and fulfilled the payment obligations thereunder, to provide a return of capital to Mr. Matheson. The Purchase Price Note was paid in full in January 2025.

OTHER MATERIAL INFORMATION

None of the persons involved with our company have been convicted within the past 10 years (or five years for issuers, their predecessors, and affiliated issuers) of any felony or misdemeanor in connection with the purchase or sale of any security, involving the making of any false filing with the Commission, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal, or paid solicitor of purchasers of securities. Additionally, no such person is subject to any order, judgment, or decree of any court of competent jurisdiction, entered within the last five years, that restrains or enjoins them from engaging in any conduct in connection with the purchase or sale of any security, involving the making of any false filing with the Commission, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal, or paid solicitor of purchasers of securities.

No individual associated with our company is subject to a final order of a state securities commission, state banking or credit union authority, state insurance commission, an appropriate federal banking agency, the U.S. Commodity Futures Trading Commission, or the National Credit Union Administration that bars the person from association with an entity regulated by such authorities, from engaging in the business of securities, insurance, or banking, or from engaging in savings association or credit union activities. Furthermore, no such person is subject to any final order based on a violation of law or regulation prohibiting fraudulent, manipulative, or deceptive conduct that was entered within the last 10 years. None of our affiliated persons are subject to any order of the Commission entered under Section 15(b) or 15B(c) of the Exchange Act, or Section 203(e) or (f) of the Investment Advisers Act of 1940 that suspends or revokes their registration as a broker, dealer, municipal securities dealer, investment adviser, or funding portal; places limitations on their activities, functions, or operations; or bars them from being associated with any entity or participating in the offering of any penny stock.

Furthermore, no such person is subject to any order of the Commission entered within the last five years that orders them to cease and desist from committing or causing a violation of any scienter-based anti-fraud provision of the federal securities laws or Section 5 of the Securities Act. No person associated with our company has been suspended or expelled from membership in, or barred from association with a member of, a registered national securities exchange or registered national or affiliated securities association for any act inconsistent with just and equitable principles of trade.

None of our affiliated persons have filed, as a registrant or issuer, or been named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within the last five years, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption. Additionally, no such person is currently the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued.

Finally, no person associated with our company is subject to a United States Postal Service false representation order entered within the last five years or is currently subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations.

[*End of Annual Report; Exhibits Follow*]

EXHIBIT A

Unaudited Condensed Consolidated Financial Statements

(*See Attached*)

Principal Executive Officer's Certification

of

**The Unaudited Condensed Consolidated Financial Statements of Pytheas Energy Inc.
for the Year Ended December 31, 2024**

I, Josh Zuker, Principal Executive Officer of Pytheas Energy Inc., hereby certify that the following unaudited condensed consolidated financial statements of Pytheas Energy Inc. included in the Annual Report on Form C-AR are true and complete in all material respects.

/s/ Josh Zuker
Principal Executive Officer
Pytheas Energy Inc.

Date: April 30, 2025

[*Unaudited Financial Statements Follow*]

Pytheas Energy Inc.

Condensed Consolidated Financial Statements

(Unaudited)

For the Year Ended December 31, 2024

Table of Contents

Condensed Consolidated Financial Statements

Pytheas Energy Inc.
Condensed Consolidated Balance Sheet
(Unaudited)
As of December 31, 2024

Assets		
Current assets		
Cash and cash equivalents	$	195,825
Restricted cash		3,623,535
Accounts receivable – related party		381,708
Inventory		78,805
Prepaid expenses and other current assets		162,076
Total current assets		**4,441,949**
Property and equipment		
Oil and gas properties, full cost method of accounting		
Proved		9,644,585
Other property and equipment		402,320
Total property and equipment		**10,046,905**
Less – accumulated depreciation, depletion and impairment		(259,694)
Total property and equipment, net		**9,787,211**
Intangible assets, net		1,893,758
Total assets	$	**16,122,918**
Liabilities and Stockholders' Equity		
Current liabilities		
Accounts payable	$	300,308
Accrued compensation		277,790
Loan payable		2,641,884
Loan payable – related party		57,500
Other current liabilities		10,700
Total current liabilities		**3,288,182**
Asset retirement obligations		282,484
Total liabilities	$	**3,570,666**
Stockholders' equity		
Common stock, par value $0.0001; 300,000,000 shares authorized		
43,617,099 shares outstanding		4,361
Additional paid-in capital		16,658,430
Accumulated deficit		(4,110,539)
Total stockholders' equity		**12,552,252**
Total liabilities and stockholders' equity	$	**16,122,918**

See the notes following these financial statements for more information.

Pytheas Energy Inc.
Condensed Consolidated Statement of Operations
(Unaudited)
For the year ended December 31, 2024

Operating revenues		
Oil sales	$	56,000
Total revenues		**56,000**
Operating expenses		
Lease operating		962,532
Production taxes		3,360
Depreciation and depletion		259,694
Accretion of asset retirement obligations		14,491
Amortization expense		105,517
General and administrative		2,875,929
Total operating expenses		**4,221,523**
Loss from operations		**(4,165,523)**
Other income (expense)		
Interest expense, net		(53,438)
Other		108,422
Total other income (expense)		**54,984**
Net loss	$	**(4,110,539)**
Net loss per common share – basic and diluted	$	(0.11)
Weighted average number of common shares outstanding during the period – basic and diluted		37,962,379

See the notes following these financial statements for more information.

Pytheas Energy Inc.
Condensed Consolidated Statement of Stockholders' Equity
(Unaudited)
For the year ended December 31, 2024

	Preferred stock		Common stock		Additional paid-in capital	Accumulated deficit	Total Stockholder's equity
	Shares	Amount	Shares	Amount			
Balance, February 15, 2024	—	$ —	—	$ —	$ —	$ —	$ —
Issuance of common stock	—	—	16,270,281	1,626	3,926,403	—	3,928,029
Issuance of common stock for services	—	—	740,000	74	451,326	—	451,400
Acquisition of oil and natural gas properties	—	—	24,200,000	2,420	10,419,494	—	10,421,914
Acquisition of technology	—	—	3,227,500	328	1,998,947	—	1,999,275
Repurchases of common stock	—	—	(870,682)	(87)	(137,740)	—	(137,827)
Net loss for the year ending December 31, 2024	—	—	—	—	—	(4,110,539)	(4,110,539)
Balance, December 31, 2024	—	$ —	43,617,099	$ 4,361	$ 16,658,430	$ (4,110,539)	$ 12,552,252

See the notes following these financial statements for more information.

Pytheas Energy Inc.
Condensed Consolidated Statement of Cash Flows
(Unaudited)
For the year ended December 31, 2024

Cash flows from operating activities:		
Net loss	$	(4,110,539)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and depletion		259,694
Accretion of asset retirement obligations		14,491
Amortization of acquired technology		105,517
Common stock issued for services		451,400
Changes in operating assets and liabilities:		
Accounts receivable – related party		(344,827)
Inventory		(78,805)
Prepaid expenses and other current assets		(162,076)
Accounts payable		300,308
Accrued compensation		277,790
Other current liabilities		10,665
Net cash used in operating activities		**(3,276,382)**
Cash flows from investing activities:		
Acquisition of oil and gas properties		929,132
Additions to other property and equipment		(402,320)
Net cash provided by investing activities		**526,812**
Cash flows from financing activities:		
Proceeds from loan payable		2,641,884
Issuance of common stock		3,927,046
Net cash provided by financing activities		**6,568,930**
Net increase in cash and cash equivalents and restricted cash		**3,819,360**
Cash and cash equivalents and restricted cash at beginning of period		-
Cash and cash equivalents and restricted cash at end of period	$	**3,819,360**
Supplemental disclosure of non-cash operating activities:		
Cash paid for interest	$	41,323
Supplemental disclosure of non-cash investing and financing activities:		
Common shares issued for acquisitions	$	12,421,189
ARO assumed from acquisitions		269,214
Common shares issued to owners		983
Repurchase of common stock		(137,827)

See the notes following these financial statements for more information.

Pytheas Energy Inc.
Notes to Condensed Consolidated Financial Statements
(Unaudited)

NOTE 1. ORGANIZATION BASIS AND NATURE OF OPERATIONS

Pytheas Energy Inc. (the "Company", "Pytheas," "our" and words of similar import), a Nevada Corporation, was incorporated on February 15, 2024, and is headquartered in Palm Beach, Florida.

The Company is an oil and gas ("O&G") exploration and production company engaged in the acquisition, exploration, development and production of crude oil in the United States, primarily in the Permian Basin and the Bakken formation. As of the period ended December 31, 2024, the Company has three wholly-owned subsidiaries and one minority-owned subsidiary.

The Company's first wholly-owned subsidiary is Pytheas Bakken SPV LLC, a Delaware limited liability company (the "Bakken SPV") formed on February 13, 2024 to acquire an O&G asset located in the Bakken Region of North Dakota. The Company owns all of the membership interests of Bakken SPV.

The Company's second wholly owned subsidiary is Pytheas MR SPV LLC, a Delaware limited liability company (the "MR SPV") formed on March 11, 2024 to acquire an O&G asset located in the Minerva-Rockdale oil field of Milam County, Texas. The Company owns all of the membership interests of MR SPV.

The Company's third wholly-owned subsidiary is Pytheas MOJO SPVI LLC, a Delaware limited liability company (the "MOJO SPV") formed on March 26, 2025 to acquire MOJO Exploration & Production, LLC, a Texas limited liability company as the Company's well operator. The Company owns all of the membership interests of MOJO SPV.

The Company's minority-owned subsidiary is Andrews Crane SPVI, LLC, a Wyoming limited liability company (the "AC SPV") formed on December 8, 2023 to acquire an O&G asset located in the Permian Basin of West Texas. The Company owns 15% of the membership interests of AC SPV and is the Manager of AC SPV.

NOTE 2. BASIS OF PRESENTATION

The accompanying condensed consolidated financial statements prepared by the Company have not been audited by an independent registered public accounting firm. In the opinion of the Company's management, the accompanying unaudited financial statements contain all adjustments necessary for a fair presentation of the results of operations for the period presented.

These unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") and do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. The results of operations for the period presented include the accounts of the Company's wholly-owned subsidiaries and minority-owned subsidiary. All significant intercompany transactions and balances have been eliminated.